FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                          For the month of April, 2004

                                  ------------

                          Commission File Number 1-4620

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                      Crystallex International Corporation
              -----------------------------------------------------
                 (Translation of registrant's name into English)

        18 King Street East, Suite 1210, Toronto, Ontario M5C 1C4 Canada
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                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F[x]            Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                  ------------

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                  ------------

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes [ ] No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

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


                       MANAGEMENT DISCUSSION AND ANALYSIS
                       OF FINANCIAL AND OPERATING RESULTS
                  (in Canadian dollars, unless otherwise noted)

OVERVIEW

The Company recorded a number of significant achievements during 2003 and continues to make considerable progress in early 2004. A positive feasibility study, which was completed for the Las Cristinas project in September 2003, was approved by the CVG on March 8, 2004. The study confirmed the economic and technical viability of Las Cristinas using conventional open pit mining and carbon-in-leach (CIL) gold processing. Also during 2003, Requests for Proposals
(RFPs) were prepared and issued to engineering firms to bid for EPCM services related to the construction of Las Cristinas. After a thorough evaluation process, SNCL was appointed on March 25, 2004 as the EPCM contractor for the Las Cristinas project. The project schedule, from detailed engineering through commissioning of the plant, is estimated to be approximately twenty-four months.

The EIS for Las Cristinas was recently revised in conjunction with the CVG. The permitting process was initiated with the submission of the final EIS to the CVG and the MARN on April 15, 2004. The Company is aiming to obtain interim approval during the summer to begin site preparation work and hopes to receive the final environmental and mining permits necessary to begin construction activities during the fourth quarter of 2004.

The Company has met all the required social commitments in the Las Cristinas Mining Operating Agreement, (MOA) with the CVG. Local infrastructure projects, including building thirty new houses, installing new sewerage and water treatment facilities and road upgrading have been completed. The Company is also upgrading a medical clinic and providing medicine on a monthly basis. As required under the MOA, Crystallex has employed 125 local residents at the project and is providing ongoing job training programs.

Crystallex started an infill drill program at Las Cristinas during the first quarter of 2004 with the aim of upgrading some of the inferred resources to measured and indicated resources, which is expected to add to reserves.

In the third quarter of 2003, the Company sold its San Gregorio mine in Uruguay to Uruguay Mineral Explorations Inc. (UME). The transaction was very positive for the Company, as UME assumed all obligations and liabilities, including closure and environmental obligations, as well as funding the closing of the San Gregorio gold forward sale position of 37,640 ounces. UME will also pay Crystallex sale proceeds of US$2.0 million during 2004.

The sale of the San Gregorio assets advanced the Company's objective of reducing its gold hedge book. During 2003, the Company reduced its forward sales and call options sold by 122,000 ounces. This was accomplished through the San Gregorio sale, a buyback of 25,000 ounces of forward sales contracts and by delivering gold production into forward contracts. The Company had approximately 350,000 ounces of forward sales and call options sold at the end of 2003 at an average price of US$304 per ounce. During 2004, the Company intends to close additional contracts through financial settlements.

By the end of the third quarter 2003, the Company had considerably improved its cash position. Gross proceeds of US$38.2 million were raised in two special warrant financings in August and September. A portion of the proceeds were used for immediate capital investments at our existing Tomi mines and Revemin mill and quickly contributed to the improved operating performance during the fourth quarter of the year. Gold production of 15,200 ounces in the fourth quarter accounted for 43% of total gold production of approximately 35,200 ounces from the Venezuelan operations in 2003. In 2004, the Company expects to produce about 50,000 ounces of gold.

The Company's cash position was further strengthened with the $100 million common share financing subsequent to year-end. These proceeds will allow the Company to advance with engineering, equipment purchasing and start development of Las Cristinas during 2004. The total financing requirement for Las Cristinas is estimated at approximately US$340 million, including US$39 million of refundable VAT, a cost overrun requirement to support our guarantee of a planned project debt financing, interest during the construction period and various financing fees. Currently, the Company expects to finance the construction of Las Cristinas with a combination of equity and project debt.

FINANCIAL RESULTS OVERVIEW

============================================================================================================
                                                                2003                2002                2001
------------------------------------------------------------------------------------------------------------
OPERATING STATISTICS
Venezuela Gold Production                                     35,244              27,791              42,690
Uruguay Gold Production1                                      41,729              66,832              66,957
Total Gold Production (ounces)                                76,973              94,623             109,647
Total Cash Cost Per Ounce Sold2,3                             US$378              US$346              US$178
Average Realized Price Per Ounce 3                            US$363              US$310              US$242
Average Spot Gold Price Per Ounce                             US$363              US$310              US$271

FINANCIAL STATISTICS (C$ THOUSANDS)
Revenues3                                                    $15,567             $13,318             $16,006
Cash Flow from Operating Activities 3,4                     ($34,308)            ($4,549)             $4,318
Net Loss                                                    ($82,054)           ($56,460)           ($42,552)
Net Loss per Basic Share                                      ($0.70)             ($0.67)             ($0.62)
Weighted Average Number of Common Shares
Outstanding                                              118,309,198          84,441,287          69,117,738
------------------------------------------------------------------------------------------------------------

1 Includes nine months production from San Gregorio in 2003. On the Financial Statements, San Gregorio is accounted for as a Discontinued Operation.
2 This is a non-GAAP measure. For an explanation of Total Cash Costs refer to the section of Non-GAAP measures.
3    From continuing operations only (excludes San Gregorio).
4    Includes Working Capital changes, before capital expenditures.

During 2003, the Company incurred a net loss of $82.1 million, or $0.70 per share as compared with a net loss of $56.5 million, or $0.67 per share in 2002. The larger net loss in 2003 was primarily attributable to a non-cash charge of $23.0 million for a write-down of mineral properties, (of which $18.8 million relates to the La Victoria property), an increase in general and administrative expenses from $9.0 million to $22.4 million, and a foreign exchange loss of $4.5 million. The foreign exchange loss was due to the impact of the weakening of the U.S. dollar on the Company's Canadian dollar obligations. These items were partially offset by a reduction in the non-hedge derivative loss to $21.7 million in 2003 as compared with a $34.8 million loss in 2002.

Revenue on our Statement of Operations represents revenue from the Venezuelan operations only, as San Gregorio is accounted for as a Discontinued Operation. Revenue in 2003 was $15.6 million, as compared with $13.3 million in 2002. The increase in revenue is attributable to selling more ounces of gold in Venezuela at a higher average realized price. Gold sales in 2003 were 30,632 ounces at an average realized price of US$363 per ounce, as compared with 28,088 ounces in 2002 at an average realized price of US$310 per ounce.

Operating cash flow from continuing operations, before capital expenditures, was a utilization of $34.3 million in 2003, as compared with a utilization of $4.5 million in 2002. Higher general and administrative expenses, cash used to reduce the gold hedge book and a greater use of cash related to working capital changes were the main reasons for a larger operating cash flow deficit in 2003.

Financing activities increased during 2003. The Company raised approximately $75 million during the year, primarily with special warrant financings. The financings in 2003 and the April 2004 common share financing for gross proceeds of $100 million have considerably improved the Company's liquidity.

INCOME STATEMENT

PRODUCTION AND GOLD SALES REVENUE
================================================================================
                                                          2003              2002
--------------------------------------------------------------------------------
GOLD PRODUCTION (OUNCES)
     San Gregorio1                                      41,729            66,832
     La Victoria                                         5,564            22,548
     Tomi Open Pit                                      24,360             2,347
     Tomi Underground                                    2,753                 0
     Purchased Material                                  2,567             2,896
TOTAL                                                   76,973            94,623
--------------------------------------------------------------------------------
TOTAL CASH COSTS (US$/OUNCE)
     San Gregorio                                       $  276            $  237
     Venezuela                                          $  378            $  346
COMPANY AVERAGE                                         $  323            $  269
--------------------------------------------------------------------------------

1    Figures are for the nine months of 2003 that Crystallex owned San Gregorio.

2 Ore from Tomi, La Victoria and Purchased material is processed at the Company's Revemin mill.

In 2003, the Company produced almost 77,000 ounces of gold, about 18,000 ounces less than the 95,000 ounces produced in 2002. The decrease was due to selling the San Gregorio mine at the end of the third quarter of 2003, although this was partially offset by higher gold production in Venezuela. Gold production in Venezuela was approximately 35,000 ounces in 2003, a 25% increase over the 28,000 ounces produced in 2002. There was a considerable improvement in operating performance during the final quarter of 2003, with gold production reaching 15,200 ounces, as compared with 4,300 ounces in the first quarter. This was attributable primarily to increasing mill throughput resulting from capital investments in equipment and spare parts, as well as from higher ore grades and gold recoveries. The Revemin mill operated at 98% of its 1,350 tonne per day capacity during the fourth quarter of 2003, up from only 55% in the first quarter of the year. Gold recovery, which averaged 84% for the year, was 92% in the fourth quarter. The grade of ore processed at the Revemin mill during the fourth quarter averaged 4.2 grams per tonne, as compared with 3.5 grams per tonne for the full year and 3.0 grams per tonne in 2002.

TOMI

Tomi was the Company's main producing concession in 2003, accounting for about 77% of Venezuelan production. Tomi produced 27,113 ounces in 2003, of which 24,360 ounces were from the Milagrito and Mackenzie open pit mines and the balance of 2,753 ounces were from the new Charlie Richards underground mine.

Almost all of the Company's forecast gold production of 50,000 ounces in 2004 will come from the Tomi concession. Mining will be conducted at the Milagrito and Mackenzie open pits and the Charlie Richards underground mine. The open pit reserves at Tomi are forecast to be depleted during 2005.

Production at the Charlie Richards underground mine is expected to reach design levels of about 200 tonnes of ore per day by the third quarter of 2004. At full operation, annual gold production from the underground mine is forecast to range between 10,000 and 17,000 ounces per year for approximately four years at current estimated reserves of 68,000 ounces of gold. Total cash costs are forecast to average US$175 per ounce.

The Company has forecast capital expenditures of approximately US$2.0 million for the Tomi concession during 2004.

LA VICTORIA

The La Victoria deposit contains a significant quantity of sulphide refractory ore, which results in low gold recoveries when processed at the Revemin mill, which is a conventional cyanide-in-leach plant. The recovery of gold from La Victoria ore averaged only 54% during the third quarter of 2003 and 68% for the first nine months of the year. As a consequence, the production of ore has been suspended at La Victoria while the Company assesses the viability of treating the refractory ore in a Bio-Oxidation circuit prior to cyanide leaching. The Company is currently conducting a Bio-Oxidation pilot plant test on a twenty tonne sample of ore from La Victoria. Due to a lack of capital in the past, data from previous drilling is insufficient to accurately confirm the full extent of La Victoria's reserve potential. Consequently, an infill drill program is underway to better determine the size and grade of the deposit. Production will resume at La Victoria if the Bio-Oxidation process is technically viable and the project generates an acceptable economic return. A decision will likely be made in the third quarter of 2004.

The Company wrote-down its entire $18.8 million carrying value of La Victoria in accordance with Canadian Generally Accepted Accounting Principles (GAAP). Nevertheless, based on positive preliminary Bio-Oxidation testwork and geological interpretations, the Company is optimistic that La Victoria can be restored to economic viability.

GOLD SALES

The Mining Revenue line on the Statement of Operations of the Company only includes gold sales from our Venezuelan mines, as the San Gregorio mine in Uruguay was sold at the end of the third quarter of 2003 and is accounted for as a Discontinued Operation. Gold sales were 30,362 ounces in 2003 from operations in Venezuela. This is less than production of 35,244 ounces as approximately 4,900 ounces of gold produced in December 2003 were not sold until after year-end. Including gold sales from San Gregorio of 39,562 ounces, total gold sales for the year were 70,194 ounces.

Spot gold prices averaged US$363 per ounce in 2003, up from US$310 in 2002. In Venezuela, all our gold is sold to the Central Bank and the Company receives the prevailing spot gold price. During 2003, we received an average price of US$363 per ounce for our Venezuelan gold sales. This generated revenue on our Statement of Operations of $15.6 million during 2003.

Most of the gold sales from Uruguay were delivered against forward sales positions and the Company realized an average price of US$297 per ounce on gold sales from Uruguay.

In 2004, the Company expects to continue to sell all gold production to the Venezuelan Central Bank and realize the spot price of gold on these sales. Gold sales proceeds are received in local currency and will be utilized to fund ongoing operations and capital projects in Venezuela.

OPERATING EXPENSES

The Company's total cash costs of production include mining, processing, mine administration, royalties and production taxes and excludes corporate general and administrative expenses, depreciation and depletion, financing costs, capital costs, exploration and reclamation accruals.

The Company's cost of sales for 2003 were $16.2 million as compared with $15.2 million in 2002, as more ounces of gold were produced and sold in 2003 than in 2002. Gold sales from continuing operations were 30,632 ounces in 2003, as compared with 28,088 ounces in 2002. The total cash costs per ounce of gold sold from Venezuela was US$378 per ounce in 2003, however when gold production from discontinued operations (Uruguay) is included, the Company's total cash costs were US$323 per ounce. Operating costs in Venezuela were high during the first nine months of 2003, particularly in the first quarter when they averaged US$460 per ounce. The high costs were primarily a result of low gold recoveries at La Victoria. Gold production improved materially by year end as mining was entirely conducted at the Tomi concession, which is higher grade and yields higher gold recoveries than experienced at La Victoria.

GENERAL AND ADMINISTRATIVE EXPENSES

General and Administrative (G&A) expenses totalled $22.4 million during 2003, as compared with about $9.0 million in 2002. Compensation, including salaries and bonuses, comprised the largest component of G&A during 2003, at about $7.4 million. Other significant G&A expense categories included legal and audit fees of $3.8 million, advisory and consulting fees of about $3.0 million, Caracas office G&A of $2.0 million and insurance of $1.3 million.

G&A expenses in 2003 were approximately $13.4 million higher than in 2002. During the year the Company incurred unusual and one-time expenses in respect of: special one-time bonus payments to officers and directors related to the consummation of the Las Cristinas mining agreement; bonus and success fees paid to various Venezuelan litigation and other legal counsels; professional fees related to responding and satisfying questions raised during an ongoing regulatory review; successful completion of several financings and office closures with related consolidation costs. At least $5 million of such costs represent one-time expenditures. In addition, the Company has significantly added to its senior staff in contemplation of the commencement of the financing and construction of the Las Cristinas project, further increasing G&A expenditures.

The largest component of the $13.4 million increase was bonus payments, which were $2.9 million higher in 2003 as compared with 2002. Included in the $2.9 million increase are $1.3 million of special bonuses paid in September 2003 to management and directors of the Company and $1.1 million of success fees paid to the Company's Venezuelan legal counsel, all as one-time payments specifically in recognition of their commitment of time and effort on behalf of the Company, over several years, in successfully consummating the Las Cristinas mining operation agreement. The payments were approved by an independent compensation committee of the Board of Directors.

Advisory fees accounted for $2.3 million of the increase of G&A expenditures in 2003 as compared with 2002. The two principal advisory fees were related to the engagement of an investment bank to provide corporate advisory services and for the engagement of a project finance debt advisor for Las Cristinas. Other G&A areas that had material increases during 2003 included legal and audit fees, which increased by $2.1 million and insurance which increased by $1.1 million.

FORWARD SALES AND WRITTEN CALL OPTIONS

The Company has adopted a policy to become hedge free as we hold the view that the market ascribes a discount to derivatives. The Company plans to eliminate its existing economic derivative commitments, which consist of call options sold and forward sales contracts. This will be accomplished by repurchasing forward sales and call option contracts at opportune times. To facilitate this approach, the Company plans to negotiate with its counterparties to move certain commitments to future periods.

The Company made considerable progress during 2003 in reducing the number of hedged ounces of gold. Commitments under forward sales and call options were reduced from 471,872 ounces to 350,025 ounces, a reduction of almost 122,000 ounces. This was mainly accomplished by delivering gold production into forward sales positions, buying back 25,000 ounces of forward sales (at a net cost of approximately US$74 per ounce or US$1.84 million) and by retiring 37,640 ounces of forward sales as part of the sale of the San Gregorio mine. At year-end, the Company's contracted ounces represented just 3% of our reserves.

As tabled below, at December 31, 2003, the Company's derivative position was comprised of 125,856 ounces of fixed forward contracts at an average price of US$305 per ounce, and 224,169 ounces of call options sold at an average price of US$303 per ounce.

================================================================================
                                         2004        2005       2006      TOTAL
--------------------------------------------------------------------------------
Fixed Forward Gold Sales (ounces)      43,430      42,430     39,996    125,856
Average Price (US$/ounce)            $    300    $    305    $   310   $    305
Written Gold Call Options (ounces)    127,237      94,932      2,000    224,169
Average Exercise Price (US$/ounce)   $    298    $    309    $   348   $    303
TOTAL (OUNCES)                        170,667     137,362     41,996    350,025
AVERAGE PRICE (US$/OUNCE)            $   $299    $    308    $   312   $    304
--------------------------------------------------------------------------------

Accounting for Derivative Instruments

The Company's existing forward sales and call options are designated as derivatives so they do not qualify for the normal sales exemption, (or hedge accounting) for accounting treatment. The Company's metal trading contracts are recorded on the Balance Sheet at fair market value. Crystallex has no off-balance sheet gold contracts. Changes in the fair value of derivatives recorded on the Balance Sheet are recorded in earnings as an unrealized non-hedge derivative (loss) gain in the Statement of Operations. The gains and losses occur because of changes in commodity prices and interests rates.

The variation in the fair market value of options and forwards from period to period can cause significant volatility in earnings; however, this fair market value adjustment is a non-cash item that will not impact the Company's cash flow. For the year, the total unrealized mark-to-market loss on the non-hedge derivative positions was $19.4 million. In addition, realized losses of $2.3 million arising from financial settlement of contracts were also recognized.

Mark-to-Market (Fair Value)

At December 31, 2003, the unrealized mark-to-market value of the Company's gold forward sales and call options, calculated at a year end spot price of US$415 per ounce was negative $52.6 million. This fair value is recorded on the Balance Sheet as a liability (Deferred Credit) and represents the replacement value of these contracts based upon the spot gold price at year-end and does not represent an obligation for payment. The Company's obligations under the forward sales contracts are to deliver an agreed upon quantity of gold at a predetermined price by the maturity date of the contract, while delivery obligations under the call options sold are contingent upon the price of gold and will take effect if the gold price is above the strike price of the relevant contract at its maturity date and the option is exercised by the option holder.

In circumstances where the Company is unable to meet the obligations under the fixed forward sales or call options, the Company may negotiate with the counterparty to defer the expiry date of the forward sale or call option, or purchase gold in the market, or settle the positions financially. If the Company were to purchase gold in the market or settle the contracts financially, it would result in a reduction of the Company's cash. The table below illustrates the cash requirement if the Company had to financially settle contract positions in excess of planned production. The analysis assumes the Company proceeds with a Bio Oxidation operation at La Victoria, the Albino mine is developed on schedule and excludes future Las Cristinas production. It also assumes the Company is unable to roll existing contracts to future periods. The December 31, 2003 spot gold price of US$415 per ounce is used.

=============================================================================
US$ MILLIONS                                 2004     2005     2006     TOTAL
-----------------------------------------------------------------------------
Total ounces Committed                    170,667  137,362   41,996   350,025
Planned Production                         50,000   75,000   65,000   190,000
Excess Committed Ounces                   120,667   62,362      nil   183,029
Average Committed Price (US$/oz)         $    299 $    308  $   312  $    302(1)
Average Assumed Spot Price (US$/oz)      $    415 $    415  $   415  $    415
CASH REQUIRED TO SETTLE EXCESS POSITIONS $   14.0 $    6.7      NIL  $   20.7
-----------------------------------------------------------------------------

1 Represents the average price for the years 2004 and 2005 in which there are excess committed ounces.

The Company cautions readers not to place undue reliance on the projected production figures illustrated above. As noted under "Forward Looking Statements" in the Annual Report, predictions and forecasts involve inherent risks and uncertainties. A number of factors could cause actual results to differ from plans.

WRITE-DOWN OF MINERAL PROPERTIES

The Company annually performs property evaluations to assess the recoverability of its mining properties. Impairment evaluations compare the undiscounted forecast future cash flow from each operation with its carrying value and where the cash flows are less, a write-down to estimated fair value is recorded. In 2003, Crystallex incurred mineral property write-downs of $23.0 million. Management concluded that the undiscounted cash flow from currently estimated reserves at the La Victoria property, determined using a US$325 per ounce gold price and preliminary capital and operating cost estimates for a Bio-Oxidation plant, would be insufficient to recover the carrying value of the property. In accordance with Canadian GAAP, the Company wrote-down the value of the La Victoria property by $18.8 million, reducing the carrying value to zero. A lack of capital in the past prevented the Company from undertaking a comprehensive drill program to determine the full extent of La Victoria's reserve potential. The Company is presently drilling at La Victoria and expects to have a revised reserve estimate during the third quarter of 2004. In addition, the Company will soon be conducting a Bio-Oxidation pilot plant test to confirm the amenability of the La Victoria ore to the Bio-Oxidation process.

The remaining $4.2 million balance of the $23.0 million of mineral property write-downs is related to various exploration properties, principally the Santa Elena property in Venezuela.

LIQUIDITY AND CAPITAL RESOURCES

Historically, the Company's principal source of liquidity has been equity and equity-equivalent forms of financings as the Company's operations have not generated sufficient cash to meet its operating requirements and planned capital expenditures. The Company anticipates capital needs of approximately US$350 million over the next two years, related to developing Las Cristinas and for capital projects at existing operations. In addition, over the same period, the Company forecasts cash requirements of between US$30 million to US$40 million to cover general and administrative requirements, debt service and operating cash flow deficits. Crystallex will continue to rely on the equity markets for meeting its commitments and planned expenditures and also intends to access the project debt finance market to meet a portion of the expected capital expenditures for the development of Las Cristinas.

The Company intends to finance the development of Las Cristinas with a combination of equity and project finance debt. On April 5, 2004, Crystallex closed an offering of 25 million shares priced at $4.00 per share for gross proceeds of $100 million. The proceeds will primarily be used to fund the development of Las Cristinas. To advance the Las Cristinas project to commercial production, the Company currently expects to issue equity or arrange other forms of financing later this year or in early 2005 and expects to close a project finance debt agreement with a syndicate of commercial banks and possibly export credit agencies during 2005. There can be no assurance that these financing arrangements will be available, or available on terms acceptable to the Company.

WORKING CAPITAL

At December 31, 2003, the Company's working capital position improved significantly to $4.7 million from negative $19.5 million at December 31, 2002. The increase was due to common share and warrant financings during the third quarter of 2003, which raised aggregate gross proceeds of US$38.2 million. The Company's cash position at December 31, 2003 was $33.9 million. Furthermore, the recent $100 million common share financing has considerably enhanced the Company's liquidity.

CASH FLOW FROM OPERATIONS

Operating cash flow (after working capital changes and before capital expenditures) was a utilization of $34.3 million in 2003. A cash flow deficit was incurred as revenues from gold sales were offset by direct operating costs of production, consequently there was no cash flow to provide for general and administrative expenses, interest expenses and working capital changes.

The deficit of $34.3 million in 2003 was $29.8 million higher than the deficit of $4.5 million in 2002. The increase was mainly due to an $11.4 million increase in General and Administrative cash expenditures (a portion of G&A expenses in 2003 were paid in shares and warrants of the Company) and a $9.5 million increase in cash used for changes in working capital items. Also, the Company spent $2.3 million on reducing its gold forward sales positions during the year, including a buyback of 25,000 ounces of forward sales contracts at a spot price of US$372 per ounce.

The Company expects to have a cash flow deficit of approximately US$15 million in 2004 as cash flow from the operations will be insufficient to fund general and administrative expenses, debt service and cash obligations related to the Company's gold hedge book.

INVESTING ACTIVITIES

The Company's principal investing activities are for capital expenditures at its operations.

Capital expenditures during 2003 totalled $12.3 million, as compared with $42.2 million in 2002. The reduction in capital spending was largely due to reduced expenditures at Las Cristinas. Expenditures at Las Cristinas were $37.4 million in 2002 and included a US$15.0 million payment to the CVG under the terms of the Mining Operating Agreement. The investments in 2003 were principally for the Las Cristinas project ($9.9 million), including the costs for the Feasibility Study, maintaining the camp and completing the social development infrastructure programs. The balance of the capital expenditures were related to the operating mines in Venezuela.

The Company is planning significant capital expenditures in 2004 and 2005, mainly for the development of the Las Cristinas project. The timing of these expenditures will be determined by our ability to raise both equity and debt financing. Capital expenditures during 2004 are estimated at approximately US$88 million as follows: Las Cristinas US$80 million; Tomi US$2 million; Revemin Mill US$3 million and Albino US$3 million.

If the Company proceeds with the construction of a Bio Oxidation plant at Revemin for processing La Victoria ore, it is presently estimated that capital expenditures of approximately $15 million will be required for the plant and for development work at the La Victoria mine. These expenditures would largely be incurred in 2005.

It is expected that the projected operating deficit and capital expenditure requirements for 2004 will be funded with the proceeds from the $100 million equity financing and from cash on hand of $33.8 million at December 31, 2003. As noted, to complete the development of Las Cristinas, the Company currently expects to issue equity or arrange other forms of financing later in 2004, or in early 2005 and anticipates closing a project finance debt transaction in 2005.

The Company expects to realize cash proceeds of US$2.0 million from the sale of the San Gregorio mine in 2004. The first instalment of US$1.0 million was received by the Company on April 14, 2004.

FINANCING ACTIVITIES

During 2003, the Company raised net financing proceeds of $75.1 million, of which $61.7 million were proceeds from five special warrant financings throughout the year, $9.4 million were proceeds from the issuance of common stock and $4.1 million were proceeds from a convertible note financing. The convertible notes were converted into common shares during the fourth quarter of 2003. Refer to Note 8 of Notes to the Financial Statements for details of the special warrant financings.

In addition, common shares were issued during the year for the following main activities: on the exercise of warrants and special warrants (22.1 million shares); upon the conversion of convertible notes (17.0 million shares); for bank loan repayments (2.3 million shares); for legal fees (1.3 million shares) and for financial advisory fees (350,000 shares). The Company also issued warrants and special warrants during 2003 for the following main activities:
13.9 million warrants and special warrants issued for cash; 900,000 common share warrants issued for consulting fees and 450,000 warrants issued as part of the convertible note financing noted above. Payment of various fees in common shares during the first nine months of 2003 reflects the Company's previous lack of liquidity. Equity financings during the past six months (including the recent $100 million common share financing) have significantly improved the Company's liquidity and it is now the Company's intention to use cash rather than common shares to meet its obligations.

Debt repayments were $2.1 million during 2003. At year end, the Company's total debt outstanding was $9.7 million. The debt is a term loan with Standard Bank London Limited secured by certain of the Company's assets (excluding Las Cristinas). The loan bears interest at approximately 2.5% over Libor with principal payments due semi-annually until 2006. Total debt was reduced from $34 million at year end 2002, principally by issuing common shares upon the conversion of convertible notes.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

The Company's contractual obligations and commitments are tabled below:

-----------------------------------------------------------------------------------------------
                                            2004                    2005                 2006
----------------------------------------------------------------------------------------------
Scheduled Debt Repayments           US$1,030,000            US$4,400,000         US$2,058,000
----------------------------------------------------------------------------------------------
Operating Lease Obligations             $204,000                $208,000             $198,000
----------------------------------------------------------------------------------------------
Precious Metal Contracts:
----------------------------------------------------------------------------------------------
     Fixed Forward Contracts      43,430 oz @ an          42,430 oz @ an       39,996 oz @ an
                                      average of    average of US$305/oz           average of
                                       US$300/oz                                    US$310/oz
----------------------------------------------------------------------------------------------
     Call Options Sold           127,237 oz @ an          94,932 oz @ an        2,000 oz @ an
                                      average of    average of US$309/oz           average of
                                       US$298/oz                                    US$348/oz
----------------------------------------------------------------------------------------------

In addition, the Company has royalty commitments that are only payable if gold is produced. There is no obligation to make payments if gold is not produced. Currently, the Company's only gold production is from the Tomi concession, which is subject to a 1.75% royalty on gold revenue. All gold production in Venezuela is subject to an exploitation tax, established under the Mining Law, which is payable to the Republic. The exploitation tax is presently 3% of gold revenue.

RELATED PARTY TRANSACTIONS

During 2003, Crystallex entered into the following material transactions with related parties:

LEGAL FEES

     o Gomez Cottin & Tejera-Paris: Gomez Cottin & Tejera-Paris are the Company's Venezuelan legal counsel. For a portion of 2003, Gomez Cottin & Tejera-Paris were considered a related party as Enrique Tejera-Paris, a principal of Gomez Cottin & Tejera-Paris, was a member of the Board of Directors of Crystallex. For the portion of the year that Gomez-Cottin & Tejera was a related party they were paid $3,895,582 for providing legal advice to Crystallex.

     o McMillan Binch LLP: McMillan Binch LLP provides legal services to the Company. David Matheson is counsel to McMillan Binch LLP and is a member of the Board of Directors of Crystallex. During 2003, McMillan Binch LLP was paid $484,896 for providing corporate legal services to Crystallex.

MANAGEMENT AND CONSULTING FEES

     o Orion Securities Inc.: Orion Securities Inc. is an investment dealer that provided advisory services to the Company during 2003, and of which Mr. Robert Fung is an employee. He is Chairman of the Board of Directors of Crystallex. During 2003, Orion was paid $1,196,000 for advisory services, (the payment was made in shares and warrants of the Company).

     o Osprey Capital Partners: During 2003, Crystallex paid $520,000 to Osprey Capital Partners, a partnership in which Robert Fung is a minority partner. The payments to Osprey Capital Partners by Crystallex were for investment banking counselling provided by other partners of Osprey Capital Partners and Mr. Fung, which advice was unrelated to his role as Chairman of Crystallex.

     o Riccio Consulting: Dr. Luca Riccio is the Vice President, Exploration for Crystallex. He is paid under a consulting arrangement for his services and in 2003 his company, Riccio Consulting, received payments of $214,018.

     o Capital Markets Advisory Inc.: Michael Brown is the principal of Capital Markets Advisory Inc. and he is a member of the Board of Directors of Crystallex. During 2003, Crystallex paid $160,000 to Capital Markets Advisory Inc. for providing investor relations and other corporate advisory services to the Company.

DIRECTORS REMUNERATION

     o Robert Fung: During 2003 Mr. Fung was paid $561,800, which was a one-time special bonus in recognition of Mr. Fung's contribution over the years to successfully securing the Las Cristinas properties.

     o Harry Near: Harry Near is a member of the Board of Directors of Crystallex. During 2003 Mr. Near was paid $145,000, which was a one-time special bonus in recognition of Mr. Near's contribution over the years to successfully securing the Las Cristinas properties.

     o David Matheson: David Matheson is a member of the Board of Directors of Crystallex. During 2003, Mr. Matheson was paid $75,000 for additional time and services as Chairman of the Audit Committee.

OUTSTANDING SHARE DATA

At April 12, 2004, 175,583,492 of common shares of Crystallex were issued and outstanding. In addition, at April 12, 2004 options to purchase 10,234,000 common shares of Crystallex were outstanding under the Company's option plan and warrants to purchase 18,334,905 common shares of Crystallex were issued and outstanding.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principals generally accepted in Canada requires management to make estimates and assumptions that affect the reported amount of asset and liabilities and disclosure of contingent assets at the date of the consolidated financial statements. Significant estimates used herein include those relating to gold prices, recoverable proven and probable reserves, available resources, fair values of commodity derivative contracts, (principally fixed forward contracts and written call options) available operating capital and required reclamation costs. Among other things, these estimates each affect management's evaluation of asset impairment and the recorded balances of inventories, site closure and reclamation and remediation obligations. It is reasonably possible that actual results could differ in the near term from those and other estimates used in preparing these financial statements and such differences could be material.

PROPERTY EVALUATIONS

The Company reviews and evaluates the recoverability of the carrying amounts of all its producing properties and related plant and equipment annually or when events and changes in circumstances indicate that the carrying value may not be recoverable. Estimated net future cashflows, on an undiscounted basis, are calculated using estimated recoverable ounces of gold (considering current proven and probable reserves), estimated future commodity price realization (considering historical and current prices, price trends and related factors) and, operating costs, future capital expenditures, project financing costs, reclamation costs and income taxes. Reductions in the carrying amount of property, plant and equipment, with corresponding charges to earnings, are recorded to the extent that the estimated future undiscounted net cashflows are less than the carrying amount.

CAPITALIZATION OF EXPLORATION AND DEVELOPMENT COSTS

Mineral exploration costs such as topographical, geochemical, and geophysical studies are capitalized and carried at cost until the properties to which they relate are placed into production, sold, or where management has determined there to be a permanent impairment in value. Development costs incurred to access ore bodies identified in the current mining plan are expensed as incurred after production has commenced. Development costs necessary to extend a mine beyond those areas identified in the current mining plan and which are incurred to access additional reserves are deferred until the incremental reserves are mined. Mineral properties and development costs, including the mineral acquisition and direct mineral exploration costs relating to the current mining plan are depleted and amortized using the units-of-production method over the estimated life of the ore body based on proven and probable reserves.

COMMODITY DERIVATIVE CONTRACTS

The Company uses commodity derivative contracts, principally fixed forward contracts and written call options, to economically hedge exposure to fluctuations in the market price of gold. These instruments are not designated as hedges for accounting purposes and are carried on the balance sheet under the captions deferred credit and deferred charge, at estimated fair market value.

Premiums received at the inception of written call options are initially recognized on the balance sheet as a liability. Unrealized gains or losses arising from changes in the fair market value of the liability related to both fixed forward contracts and written call options and realized gains/losses on commodity derivative contracts which are either settled financially or through physical delivery, are recognized in the statement of operations in the period of the change or settlement as an unrealized non-hedge derivative loss/gain.

NON GAAP MEASURES

Total cash costs per ounce are calculated in accordance with the Gold Institute Production Cost Standard, (the "Standard"). The total cash cost per ounce data are presented to provide additional information and are not prepared in accordance with Canadian or U.S. GAAP. The data should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The measures are not necessarily indicative of operating profit or costs of operations as determined under Canadian or U.S. GAAP. The total cash cost per ounce calculation is derived from amounts included in the Operating Expense line on the Statement of Operations. As this line item is unchanged under US GAAP, the total cash cost per ounce figure is similarly unchanged using US GAAP results of operations.

Data used in the calculation of total cash costs per ounce may not conform to other similarly titled measures provided by other precious metals companies. Management uses the cash cost per ounce data to access profitability and cash flow from Crystallex's operations and to compare it with other precious metals producers. Total cash costs per ounce are derived from amounts included in the Statement of Operations and include mine site operating costs such as mining, processing, administration, royalties and production taxes but exclude amortization, reclamation, capital expenditures and exploration costs.

Total cash costs per ounce sold may be reconciled to our Statement of Operations as follows:

================================================================================================
C$,000                                              2003                2002               2001
------------------------------------------------------------------------------------------------
Operating Costs per Financial Statements      16,240,363          15,191,619         11,696,769
By-Product Credits                                    --                  --                 --
Reclamation and Closure Costs                         --                  --                 --
Operating Costs for Per Ounce Calculation     16,240,363          15,191,619         11,696,769

Ounces Sold                                       30,632              28,088             42,690
Total Cash Cost Per Ounce C$                       C$530               C$541              C$274
Average Annual C$/US$ F/X Rate                      1.40                1.57               1.55
Total Cash Cost Per Ounce Sold US$                US$378              US$346             US$178
------------------------------------------------------------------------------------------------

ABOUT CRYSTALLEX

Crystallex International Corporation is a Canadian based gold producer with significant operations and exploration properties in Venezuela. The Company's principal asset is the Las Cristinas property in Bolivar State that is currently under development. Other key assets include the Tomi Mine, the La Victoria Mine and the Revemin Mill. Crystallex shares trade on the TSX (symbol: KRY) and AMEX (symbol: KRY) Exchanges.

For Further Information:

Investor Relations Contact: A. Richard Marshall, VP at (800) 738-1577 Visit us on the Internet: http://www.crystallex.com or Email us at: info@crystallex.com

NOTE: This may include certain "forward-looking statements" within the meaning of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included in this presentation, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Crystallex, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed under the heading "Risk Factors" and elsewhere in documents, including but not limited to its annual information form ("AIF") and its annual report on Form 20-F, filed from time to time with the Canadian provincial securities regulators, the United States Securities and Exchange Commission ("SEC"), and other regulatory authorities.

Cautionary Note to Investors - We use certain terms in this release, such as "resource," "measured resource", "indicated resource" and "inferred resource," that the SEC guidelines strictly prohibit us from including in our filings with the SEC. Furthermore, reserves have been calculated in accordance with NI 43-101, as required by Canadian securities regulatory authorities. For United States reporting purposes, however, a full feasibility study is required in order to classify mineral deposits as reserves, since the SEC permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Therefore, the amount of reserves may differ for Canadian and US reporting purposes.

The Toronto Stock Exchange has not reviewed this release and does not accept responsibility for the adequacy or accuracy of this news release.

Consolidated Financial Statements of


CRYSTALLEX INTERNATIONAL
CORPORATION


December 31, 2003, 2002 and 2001


(Expressed in Canadian dollars)

DELOITTE                                                   Deloitte & Touche LLP
                                                           BCE Place
                                                           181 Bay Street
                                                           Suite 1400
                                                           Toronto ON M5J 2V1
                                                           Canada

                                                           Tel: (416) 601-6150
                                                           Fax: (416) 601-6151
                                                           www.deloitte.ca


INDEPENDENT AUDITORS' REPORT


To the Shareholders of
Crystallex International Corporation


We have audited the consolidated balance sheets of Crystallex International Corporation as at December 31, 2003 and 2002 and the related consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2003 in accordance with Canadian generally accepted accounting principles.


"DELOITTE & TOUCHE LLP"


Chartered Accountants

Toronto, Ontario
April 14, 2004

CRYSTALLEX INTERNATIONAL CORPORATION
TABLE OF CONTENTS
DECEMBER 31, 2003, 2002 AND 2001
--------------------------------------------------------------------------------


                                                                            Page
                                                                            ----

Consolidated Balance Sheets                                                    1

Consolidated Statements of Operations                                          2

Consolidated Statements of Cash Flows                                          3

Consolidated Statements of Shareholders' Equity                                4

Notes to the Consolidated Financial Statements                            5 - 41

CRYSTALLEX INTERNATIONAL CORPORATION
CONSOLIDATED BALANCE SHEETS
AS AT DECEMBER 31
(EXPRESSED IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------


                                                        2003                2002
                                                    -------------       -------------
ASSETS
CURRENT
  Cash and cash equivalents                         $  33,863,448       $   5,695,130
  Accounts receivable - trade                           1,112,563           2,332,437
  Accounts receivable - other (Note 13)                 2,700,000                  --
  Production inventories (Note 3)                       2,263,767           8,544,920
  Prepaid expenses and other                            1,219,029             745,730
  Due from related parties (Note 9)                            --              88,164
-------------------------------------------------------------------------------------
                                                       41,158,807          17,406,381
INVESTMENT (Note 4)                                            --             729,329
PROPERTY, PLANT AND EQUIPMENT (Note 5)                132,171,443         154,303,830
DEFERRED CHARGE (Note 14)                                      --           7,765,576
DEFERRED FINANCING FEES (Note 6)                          194,598           2,162,868
-------------------------------------------------------------------------------------
TOTAL ASSETS                                        $ 173,524,848       $ 182,367,984
=====================================================================================

LIABILITIES
CURRENT
  Accounts payable and accrued liabilities          $   9,005,683       $  17,385,724
  Due to related parties                                       --             245,925
  Current portion of deferred credit (Note 14)         26,117,994          11,401,347
  Current portion of long-term debt (Note 7)            1,335,344           7,850,256
-------------------------------------------------------------------------------------
                                                       36,459,021          36,883,252
RECLAMATION PROVISION                                          --           1,048,726
LONG-TERM DEBT (Note 7)                                 8,373,406          26,206,277
DEFERRED CREDIT (Note 14)                              26,490,059          35,001,677
-------------------------------------------------------------------------------------
                                                       71,322,486          99,139,932
-------------------------------------------------------------------------------------
MINORITY INTEREST                                         143,517             143,517
-------------------------------------------------------------------------------------
COMMITMENTS AND CONTINGENCIES (Note 14)

SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 8)                                257,149,521         193,349,000
SPECIAL WARRANTS (Note 8)                              16,282,987           4,557,450
EQUITY COMPONENT OF CONVERTIBLE
   NOTES (Note 7)                                              --           3,878,322
CONTRIBUTED SURPLUS (Note 8)                           36,007,442           5,801,535
DEFICIT                                              (207,381,105)       (124,501,772)
-------------------------------------------------------------------------------------
                                                      102,058,845          83,084,535
-------------------------------------------------------------------------------------
                                                    $ 173,524,848       $ 182,367,984
=====================================================================================

(Signed) "Todd Bruce", Director             (Signed) "Johan van't Hof", Director

The accompanying notes are an integral part of the consolidated financial statements.

CRYSTALLEX INTERNATIONAL CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31
(EXPRESSED IN CANADIAN DOLLARS)


                                                      2003                2002                2001
                                                 -------------       -------------       -------------
MINING REVENUE                                   $  15,566,511       $  13,317,819       $  16,005,855
------------------------------------------------------------------------------------------------------

OPERATING EXPENSES
  Operations                                        16,240,363          15,191,619          11,696,769
  Amortization                                       1,419,589           1,091,823           1,300,675
  Depletion                                          2,761,533           2,132,964           2,214,550
------------------------------------------------------------------------------------------------------
                                                    20,421,485          18,416,406          15,211,994
------------------------------------------------------------------------------------------------------
OPERATING (LOSS) INCOME                             (4,854,974)         (5,098,587)            793,861
------------------------------------------------------------------------------------------------------

OTHER EXPENSES
  Amortization                                         365,135             329,288             471,530
  Interest on long-term debt                         1,299,928           2,148,453             984,631
  General and administrative                        22,387,757           8,985,885           4,767,348
------------------------------------------------------------------------------------------------------
                                                    24,052,820          11,463,626           6,223,509
------------------------------------------------------------------------------------------------------

NON-HEDGE DERIVATIVE
  LOSS (Note 14)                                   (21,684,044)        (34,810,096)           (310,822)
------------------------------------------------------------------------------------------------------

LOSS BEFORE OTHER ITEMS                            (50,591,838)        (51,372,309)         (5,740,470)
------------------------------------------------------------------------------------------------------

OTHER ITEMS
  Interest and other income                            263,631              77,509             107,325
  Foreign exchange (loss) gain                      (4,467,528)            918,078          (1,947,803)
  Loss on sale and write-down of
    marketable securities                             (216,486)           (210,572)         (2,003,338)
  Write-down of mineral properties (Note 5)        (23,014,421)         (2,134,678)        (25,001,776)
  Minority interest                                         --                  --             169,800
------------------------------------------------------------------------------------------------------
                                                   (27,434,804)         (1,349,663)        (28,675,792)
------------------------------------------------------------------------------------------------------
LOSS FROM CONTINUING OPERATIONS                    (78,026,642)        (52,721,972)        (34,416,262)
LOSS FROM DISCONTINUED OPERATIONS (Note 13)         (4,027,210)         (3,737,840)         (8,136,179)
------------------------------------------------------------------------------------------------------
NET LOSS FOR THE YEAR                            $ (82,053,852)      $ (56,459,812)      $ (42,552,441)
======================================================================================================
BASIC NET LOSS PER SHARE
  Continuing operations                          $       (0.67)      $       (0.63)      $       (0.50)
  Discontinued operations                                (0.03)              (0.04)              (0.12)
------------------------------------------------------------------------------------------------------
                                                 $       (0.70)      $       (0.67)      $       (0.62)
======================================================================================================

BASIC WEIGHTED AVERAGE NUMBER
  OF SHARES OUTSTANDING                            118,309,198          84,441,287          69,117,738
======================================================================================================

The accompanying notes are an integral part of the consolidated financial statements.

CRYSTALLEX INTERNATIONAL CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31
(EXPRESSED IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------


                                                             2003               2002               2001
                                                         ------------       ------------       ------------
CASH FLOWS FROM CONTINUING
  OPERATING ACTIVITIES
    Loss for the year - continuing operations            $(78,026,642)      $(52,721,972)      $(34,416,262)
    Adjustments to reconcile loss to net cash
     used in operating activities:
      Amortization and depletion                            4,546,257          3,554,075          3,986,755
      Unrealized foreign exchange loss                        691,768          4,237,293          2,377,045
      Gain on loan conversion                                      --                 --           (996,913)
      Interest on long-term debt                                   --                327            347,690
      Management and consulting fees                        2,011,457            110,955            193,739
      Minority interest                                            --                 --           (169,800)
      Unrealized non-hedge derivative loss                 19,352,704         34,187,017          4,119,293
      Loss on sale and write-down of
        marketable securities                                 216,486            210,572          2,003,338
      Write-down of mineral properties                     23,014,421          2,134,678         25,001,776
  Changes in other operating assets and liabilities
    (net of effects from purchase of subsidiaries):
    (Increase) decrease in accounts receivable             (2,576,107)           352,181           (868,888)
    Increase in production inventories                     (1,499,936)          (609,009)        (1,559,387)
    (Increase) decrease in prepaid expenses
      and other                                              (962,166)           976,023            850,025
    Decrease (increase) in due from related parties            88,164           (115,256)            26,883
    (Decrease) increase in accounts payable and
      accrued liabilities                                    (918,533)         1,738,312            321,396
    (Decrease) increase in due to related parties            (245,925)           247,485            145,322
    Increase in deferred credit                                    --          1,148,771          2,955,493
-----------------------------------------------------------------------------------------------------------
                                                          (34,308,052)        (4,548,548)         4,317,505
-----------------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
  Purchase of subsidiaries (net of cash acquired)                  --                 --         (5,349,761)
  Purchase of property, plant and equipment               (12,298,887)       (42,236,842)        (9,631,340)
  Sale (purchase) of marketable securities                    512,841            (64,000)            (8,000)
-----------------------------------------------------------------------------------------------------------
                                                          (11,786,046)       (42,300,842)       (14,989,101)
-----------------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
  Issuance of common shares for cash                        9,403,552          7,284,107          9,743,922
  Special warrants and warrants                            61,688,921          4,557,450                 --
  Debt borrowings                                           4,052,842         30,365,399         11,607,595
  Debt repayments                                          (2,048,247)          (771,120)                --
  Deferred financing fees                                          --         (2,005,074)        (1,292,102)
-----------------------------------------------------------------------------------------------------------
                                                           73,097,068         39,430,762         20,059,415
-----------------------------------------------------------------------------------------------------------

CASH FLOWS FROM CONTINUING OPERATIONS                      27,002,970         (7,418,628)         9,387,819
CASH FLOWS FROM DISCONTINUED OPERATIONS                     1,165,348         (1,296,073)           603,570
-----------------------------------------------------------------------------------------------------------

INCREASE (DECREASE) IN CASH
  AND CASH EQUIVALENTS                                     28,168,318         (8,714,701)         9,991,389
CASH AND CASH EQUIVALENTS,
  BEGINNING OF YEAR                                         5,695,130         14,409,831          4,418,442
-----------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS,
  END OF YEAR                                            $ 33,863,448       $  5,695,130       $ 14,409,831
===========================================================================================================



Supplemental disclosure with respect to cash flows (Note 11)

The accompanying notes are an integral part of the consolidated financial statements.

CRYSTALLEX INTERNATIONAL CORPORATION
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
YEARS ENDED DECEMBER 31
(EXPRESSED IN CANADIAN DOLLARS)



                                                     Number of                       Number of
                                                       Common                         Special
                                                       Shares          Amount        Warrants         Amount
                                                    --------------------------------------------------------------
Balance at December 31, 2000                         59,154,221    $ 130,668,458      1,025,000    $  1,387,809
 Shares issued:
  On exercise of options                                340,000          468,700             --              --
  On conversion of warrants                           1,460,443        2,318,889             --              --
  For directors' fees                                    65,466          104,550             --              --
  For legal fees                                      1,200,000        2,385,000             --              --
  For El Callao                                       3,987,535        5,150,520             --              --
  For Las Cristinas                                   1,035,689        2,597,247             --              --
  On conversion of notes                              3,199,055        3,803,591             --              --
  On settlement of bank loan                          4,701,615       13,214,573             --              --
  For broker fees                                        67,059           89,189             --              --
 Warrants issued with convertible notes                      --               --             --              --
 Conversion of special warrants                       1,025,000        1,387,809     (1,025,000)     (1,387,809)
 Shares and warrants issued for private placement     3,111,111        3,162,042             --              --
 Warrants expired during the year                            --               --             --              --
 Equity component of convertible notes                       --               --             --              --
 Net loss for the year                                       --               --             --              --
------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2001                         79,347,194      165,350,568             --              --
 Shares issued:
  On exercise of options                              1,104,500        1,615,650             --              --
  On conversion of warrants                           2,495,125        6,251,422             --              --
  For directors' fees                                    42,612          110,955             --              --
  For mineral property                                  282,554          873,182             --              --
  For El Callao dispute settlement                      677,711        1,714,609             --              --
  For finders fee                                        35,430           78,655             --              --
  On conversion of notes                              7,737,152       17,353,959             --              --
 Special warrants issued for cash                            --               --      2,252,500       4,557,450
 Warrants issued with convertible notes                      --               --             --              --
 Equity component of convertible notes                       --               --             --              --
 Net loss for the year                                       --               --             --              --
------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2002                         91,722,278      193,349,000      2,252,500       4,557,450
 Shares issued:
  On exercise of options                                270,000          442,500             --              --
  On conversion of warrants                           4,803,457       11,169,788             --              --
  For directors' fees                                    40,080           82,523             --              --
  In settlement of mineral property dispute             229,283          732,934             --              --
  For settlement of bank loan and bank fees           2,348,184        2,897,002             --              --
  For financial advisory fees                           350,000          863,000             --              --
  For finders fee                                        61,695          157,856             --              --
  For legal fees                                      1,281,124        2,969,416             --              --
  On conversion of notes                             17,036,967       23,950,966             --              --
 Conversion of special warrants                      17,260,455       20,534,536    (17,260,455)    (20,534,536)
 Special warrants and warrants issued for cash               --               --     27,807,955      32,260,073
 Warrants issued for consulting fee                          --               --             --              --
 Warrants issued with convertible notes                      --               --             --              --
 Warrants issued with promissory notes                       --               --             --              --
 Warrants expired during the year                            --               --             --              --
 Options issued to non-employees                             --               --             --              --
 Warrants extended during the year                           --               --             --              --
 Net loss for the year                                       --               --             --              --
------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2003                        135,403,523    $ 257,149,521     12,800,000    $ 16,282,987
==================================================================================================================


                                                                                                   Equity
                                                                                                Component of
                                                    Number of     Contributed                    Convertible
                                                    Warrants        Surplus         Deficit         Notes            Total
                                                    --------------------------------------------------------------------------
Balance at December 31, 2000                         8,994,000     $ 631,506   $ (25,489,519)    $        --     $ 107,198,254
 Shares issued:
  On exercise of options                                    --            --              --              --           468,700
  On conversion of warrants                         (1,460,443)           --              --              --         2,318,889
  For directors' fees                                       --            --              --              --           104,550
  For legal fees                                            --            --              --              --         2,385,000
  For El Callao                                             --            --              --              --         5,150,520
  For Las Cristinas                                         --            --              --              --         2,597,247
  On conversion of notes                                    --            --              --              --         3,803,591
  On settlement of bank loan                                --            --              --              --        13,214,573
  For broker fees                                           --            --              --              --            89,189
 Warrants issued with convertible notes              2,666,938        84,105              --              --            84,105
 Conversion of special warrants                             --            --              --              --                --
 Shares and warrants issued for private placement    3,111,111     3,699,935              --              --         6,861,977
 Warrants expired during the year                   (2,333,334)           --              --              --                --
 Equity component of convertible notes                      --            --              --       1,557,302         1,557,302
 Net loss for the year                                      --            --     (42,552,441)             --       (42,552,441)
-------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2001                        10,978,272     4,415,546     (68,041,960)      1,557,302       103,281,456
 Shares issued:
  On exercise of options                                    --            --              --              --         1,615,650
  On conversion of warrants                         (2,495,125)     (572,804)             --              --         5,678,618
  For directors' fees                                       --            --              --              --           110,955
  For mineral property                                      --            --              --              --           873,182
  For El Callao dispute settlement                          --            --              --              --         1,714,609
  For finders fee                                           --            --              --              --            78,655
  On conversion of notes                                    --            --              --      (1,557,302)       15,796,657
 Special warrants issued for cash                           --            --              --              --         4,557,450
 Warrants issued with convertible notes              3,195,023     1,958,793              --              --         1,958,793
 Equity component of convertible notes                      --            --              --       3,878,322         3,878,322
 Net loss for the year                                      --            --     (56,459,812)             --       (56,459,812)
-------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2002                        11,678,170     5,801,535    (124,501,772)      3,878,322        83,084,535
 Shares issued:
  On exercise of options                                    --            --              --              --           442,500
  On conversion of warrants                         (4,803,457)   (2,208,736)             --              --         8,961,052
  For directors' fees                                       --            --              --              --            82,523
  In settlement of mineral property dispute                 --            --              --              --           732,934
  For settlement of bank loan and bank fees                 --            --              --              --         2,897,002
  For financial advisory fees                               --            --              --              --           863,000
  For finders fee                                           --            --              --              --           157,856
  For legal fees                                            --            --              --              --         2,969,416
  On conversion of notes                                    --            --              --      (3,878,322)       20,072,644
 Conversion of special warrants                             --            --              --              --                --
 Special warrants and warrants issued for cash      13,903,977    29,428,848              --              --        61,688,921
 Warrants issued for consulting fee                    900,000     1,379,985              --              --         1,379,985
 Warrants issued with convertible notes                150,000       278,057              --              --           278,057
 Warrants issued with promissory notes                 450,000       241,261              --              --           241,261
 Warrants expired during the year                   (2,235,918)           --              --              --                --
 Options issued to non-employees                            --       261,011              --              --           261,011
 Warrants extended during the year                          --       825,481        (825,481)             --                --
 Net loss for the year                                      --            --     (82,053,852)             --       (82,053,852)
-------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2003                        20,042,772  $ 36,007,442  $ (207,381,105)    $        --     $ 102,058,845
===============================================================================================================================

The accompanying notes are an integral part of the consolidated financial statements.

CRYSTALLEX INTERNATIONAL CORPORATION NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001
--------------------------------------------------------------------------------


1.  NATURE OF OPERATIONS

    Crystallex International Corporation ("Crystallex" or "the Company") is engaged in the production of gold and related activities including exploration, development, mining and processing. These activities are conducted in Venezuela.

2.  SIGNIFICANT ACCOUNTING POLICIES

    Basis of presentation of consolidated financial statements

    The consolidated financial statements of Crystallex are prepared by management in accordance with accounting principles generally accepted in Canada and, except as described in Note 17, conform in all material respects with accounting principles generally accepted in the United States of America.

    The principal accounting policies followed by the Company, which have been consistently applied in the preparation of these consolidated financial statements, are summarized as follows:

    Principles of consolidation

    These consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. All inter-company balances and transactions have been eliminated.

    Translation of foreign currencies

    The accounts of subsidiaries, all of which are considered to be integrated foreign operations, are translated into Canadian dollars using the temporal method. Under this method, monetary assets and liabilities are translated at the year end exchange rates. Non-monetary assets and liabilities are translated using historical rates of exchange. Revenues and expenses are translated at average rates for the year and exchange gains and losses on translation are included in income.

    Transactions denominated in foreign currencies are translated into Canadian dollars at the exchange rates prevailing at transaction dates.

    Cash and cash equivalents

    Cash and cash equivalents include highly liquid investments with original maturities of three months or less.

    Marketable securities

    Marketable securities are carried at the lower of cost and market value.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001
--------------------------------------------------------------------------------


2.  SIGNIFICANT ACCOUNTING POLICIES (continued)

    Long-term investment securities

    Long-term investment securities are carried at cost and written down when there has been an other than temporary decline in value. The unrealized loss is recognized in the determination of net loss.

    Allowance for doubtful accounts

    The Company establishes an allowance for doubtful accounts on a specific account basis. No allowance for doubtful accounts was recorded by the Company as at December 31, 2003 and December 31, 2002.

    Plant and equipment

    Plant and equipment are recorded at cost less accumulated amortization. Amortization of plant and equipment used directly in the mining and production of gold is included in operating costs. Amortization of plant and equipment used directly in exploration projects is included in deferred exploration costs and is charged against operations when the related property commences production. Amortization is being provided for using the straight-line method over the following periods, not to exceed the estimated life of mine:

             Buildings                       5 years
             Field vehicles                  5 years
             Furniture and equipment         5 years
             Mill and plant                 20 years
             Mining equipment               10 years

  Mineral properties and deferred exploration and development expenditures

  Mineral exploration costs such as topographical, geochemical and geophysical studies are capitalized and carried at cost until the properties to which they relate are placed into production, sold or where management has determined there to be a permanent impairment in value. Development costs incurred to access ore bodies identified in the current mining plan are expensed as incurred after production has commenced. Development costs necessary to extend a mine beyond those areas identified in the current mining plan and which are incurred to access additional reserves are deferred until the incremental reserves are mined. Mineral properties and development costs, including the mineral acquisition and direct mineral exploration costs relating to the current mining plan are depleted and amortized using the units-of-production method over the estimated life of the ore body based on proven and probable reserves.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001
--------------------------------------------------------------------------------


2.  SIGNIFICANT ACCOUNTING POLICIES (continued)

    Property evaluations

    The Company reviews and evaluates the recoverability of the carrying amounts of all its producing properties and related plant and equipment annually or when events or changes in circumstances indicate that the carrying amount may not be recoverable. Estimated future net cash flows, on an undiscounted basis, are calculated using estimated recoverable ounces of gold (considering current proven and probable mineral reserves and mineral resources expected to be converted into mineral reserves), estimated future commodity price realization (considering historical and current prices, price trends and related factors) and operating costs, future capital expenditures, project financing costs, reclamation costs and income taxes. Reductions in the carrying amount of property, plant and equipment, with corresponding charges to earnings, are recorded to the extent that the estimated future undiscounted net cash flows are less than the carrying amount.

    Non-producing mineral properties are evaluated for impairment based on management's intentions and are written down when the long-term expectation is that the net carrying amount will not be recovered.

    Production inventories

    Gold in dore, gold in process and stockpiled ore are stated at the lower of average production cost which includes all direct and indirect costs, including amortization of equipment and facilities, and net realizable value.

    Consumables and spare parts inventory are valued at the lower of average and replacement cost.

    Income taxes

    The Company uses the liability method of accounting for income taxes whereby future income taxes are recognized for the tax consequences of temporary differences by applying statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of certain assets and liabilities. The Company recognizes a future income tax asset when it appears more likely than not that some or all of the future income tax assets will be realized.

    Reclamation costs

    The Company's subsidiaries conduct reclamation on an ongoing basis and costs related thereto are expensed as incurred.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001
--------------------------------------------------------------------------------


2.  SIGNIFICANT ACCOUNTING POLICIES (continued)

    Revenue recognition

    Revenue from mining operations is recognized upon shipment of gold, when title has passed to the customer and collection of the sale is reasonably assured.

    Deferred financing fees

    Costs related to the Company's debt financings are deferred and amortized over the term of the related financing.

    Income/loss per share

    Income/loss per share is calculated using the weighted-average number of common shares outstanding during the year plus outstanding warrants that are unconditionally convertible into common shares. Diluted income per share is calculated using the treasury stock method.

    Commodity derivative contracts

    The Company uses commodity derivative contracts, principally fixed forward contracts and written call options, to economically hedge exposure to fluctuations in the market price of gold. These instruments are not designated as hedges for accounting purposes and are carried on the balance sheets, under the captions deferred credit and deferred charge, at estimated fair market value.

    Premiums received at the inception of written call options are initially recognized on the balance sheet as a liability. Unrealized gains and losses arising from changes in the fair value of the liability related to both fixed forward contracts and written call options and realized gains/losses on commodity derivative contracts which are either settled financially or through physical delivery, are recognized in the Statement of Operations in the period of the change or settlement as a non-hedge derivative loss/gain.

    Stock-based compensation plan

    The Company has a stock option plan for employees and directors. The Company records no compensation expense in the Statement of Operations on the date of granting the options to the employees under the plan. The Company does however, disclose additional information for options granted to employees, including disclosure of pro forma earnings and pro forma earnings per share as if the fair value based accounting method had been used to account for employee stock options.

    The Company accounts for all stock-based payments to non-employees and employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments, using the fair value-based method.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001
--------------------------------------------------------------------------------


2.  SIGNIFICANT ACCOUNTING POLICIES (continued)

    Use of estimates

    The preparation of financial statements in conformity with accounting principles generally accepted in Canada requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements. Significant estimates used herein include those relating to gold prices, recoverable proven and probable reserves, available resources, fair values of commodity derivative contracts (principally fixed forward contracts and written call options), available operating capital and required reclamation costs. Among other things, these estimates each affect management's evaluation of asset impairment and the recorded balances of inventories, site closure and reclamation and remediation obligations. It is reasonably possible that actual results could differ in the near term from those and other estimates used in preparing these financial statements and such differences could be material.

    Reclassification

    Certain comparative figures have been reclassified to conform with the presentation adopted in the current year.

3.  PRODUCTION INVENTORIES
                                       2003               2002
                                   -----------        -----------

    Gold in dore                   $   847,800        $   870,186
    Gold in process                    208,375            663,882
    Stockpiled ore                     230,994            141,117
    Consumables and spare parts        976,598          6,869,735
    -------------------------------------------------------------
                                   $ 2,263,767        $ 8,544,920
    =============================================================


4.  INVESTMENT

    The Company acquired the common shares of a publicly listed company in prior years, with the intention of holding these shares as a long-term investment. These shares were disposed of during 2003. The quoted market value of the long-term investment at December 31, 2002 was $816,000.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001
--------------------------------------------------------------------------------



5.  PROPERTY, PLANT AND EQUIPMENT

    The components of property, plant and equipment at December 31, are as follows:

                                                     2003
                                -----------------------------------------------
                                                  ACCUMULATED
                                   COST, NET      AMORTIZATION
                                      OF              AND            NET BOOK
                                   WRITE-DOWN      DEPLETION           VALUE
                                ---------------  --------------   -------------

    Plant and equipment         $   21,043,180   $  5,645,397     $  15,397,783
    Mineral properties             117,093,989      5,417,228       111,676,761
    Deferred exploration and
     development expenditures        5,980,277        883,378         5,096,899
    ---------------------------------------------------------------------------
                                $  144,117,446   $ 11,946,003     $ 132,171,443
    ===========================================================================

                                                     2002
                                -----------------------------------------------
                                                  Accumulated
                                    Cost, Net     Amortization
                                       of             and            Net Book
                                    Write-down     Depletion          Value
                                ---------------  --------------   -------------

    Plant and equipment         $   60,435,141   $ 36,751,308     $  23,683,833
    Mineral properties             126,937,198      5,082,643       121,854,555
    Deferred exploration and
      development expenditures      10,232,150      1,466,708         8,765,442
    ---------------------------------------------------------------------------
                                $  197,604,489   $ 43,300,659     $ 154,303,830
    ===========================================================================

    Costs of mineral properties represent acquisition costs, net of write-downs, related to the following:
                                               2003                  2002
                                          --------------         -------------

    Albino 1 Concession                   $    7,338,381         $   7,338,381
    Bolivar Goldfields Properties             15,699,956            15,699,956
    Cristinas Concessions                     94,055,652            81,004,253
    El Callao Properties                              --            19,478,031
    Santa Elena, San Miguel and Carabobo
      Concessions                                     --             3,416,577
    ---------------------------------------------------------------------------
                                             117,093,989           126,937,198
    Less: Accumulated depletion               (5,417,228)           (5,082,643)
    ---------------------------------------------------------------------------
                                          $  111,676,761         $ 121,854,555
    ===========================================================================

    Deferred exploration and development expenditures are not re-characterized as costs of mineral properties once production has commenced.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001
--------------------------------------------------------------------------------

5.  PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

    Annually, the Company reviews the carrying amounts of all of its producing and non-producing properties and their related plant and equipment. The results of this review revealed that the carrying values for the El Callao Properties and the Santa Elena, San Miguel and Carabobo Concessions were in excess of their estimated future undiscounted net cash flows. As a result, the Company recorded a write-down to the El Callao mineral properties and deferred exploration and development expenditures of $18,832,345, and to the Santa Elena, San Miguel and Carabobo mineral properties and deferred exploration and development expenditures of $4,182,076. In total, write-downs amounting to $23,014,421 (2002 - $2,134,678; 2001 - $25,001,776)
    were included within the Statement of Operations.

    ALBINO 1 CONCESSION

    The Company, through its subsidiaries, owns a 100% interest in the Albino 1 concession in Bolivar State, Venezuela. A 1% Net Smelter Return Royalty is payable to the Venezuelan Ministry of Energy and Mines ("MEM") from the proceeds of gold production.

    BOLIVAR GOLDFIELDS PROPERTIES

    The Company owns all of the outstanding share capital of Bolivar Goldfields A.V.V. This includes the Tomi concession, Revemin mill and exploration lands in Venezuela. The exploration lands include the Dividival I and II, the Belen II, and the Marwani 1,2,5,6,7,9, and 11 concessions in the El Callao greenstone belt in Venezuela.

    The Company has not yet submitted feasibility studies for the Marwani 1,2,5,6,7,9, and 11 concessions but has requested extensions of time for their presentation. If the extension is not granted the concession rights to the Marwani property could be revoked. The Company believes the extensions will be granted as it is common practice to grant such extensions; however, there is no assurance of this.

    CRISTINAS CONCESSIONS

    In November 2001, the Corporacion Venezolana de Guayana ("CVG") terminated a contract with a third party for the exploitation of the Las Cristinas deposits. In March 2002, the Venezuelan Ministry of Energy and Mines ("MEM") passed a resolution repossessing the Cristinas Concessions on behalf of the Republic of Venezuela which in turn declared the underlying deposits reserved for the Republic of Venezuela and authorized the MEM to contract the direct exploitation of the area to the CVG. Subsequently, the MEM and the CVG entered into an agreement for the development of the deposits, authorizing the CVG to enter into a mine operating contract with a third party.

    On September 17, 2002, the Company entered into a non-assignable mining agreement (the "Agreement") with the CVG, acting under the authority of the MEM, pursuant to Venezuelan mining law, under which the Company has been granted the exclusive right to explore, develop and exploit the Las Cristinas 4, 5, 6 and 7 gold deposits including the commercialization and sale of gold. The Agreement provides to the Company the full right to develop and exploit the Cristinas deposits and, as a result of entering into the Agreement, the Company has discontinued previous legal proceedings to confirm its title rights to the Cristinas 4 and 6 concessions (Note 14).

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001
--------------------------------------------------------------------------------


5.  PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

    CRISTINAS CONCESSIONS (CONTINUED)

    The aggregate cost incurred by the Company to December 31, 2003 to obtain the right to exploit the area is $94,055,652, represented by $72,184,179 of payments in cash and $21,871,473 made through the issuance of common shares of the Company. Costs are comprised of property payment and finders' fees of $46,743,852 ($32,280,068 cash; and $14,463,784 through shares) and professional fees and related expenses of $47,311,800 ($39,904,111 cash; and $7,407,689 through shares). Share issuances are valued at the prior 5 day weighted average trading price for the common shares on the American Stock Exchange. The preceding amounts include payments to related parties (law firms, partners of whom are directors of the Company - Note 9) of $3,895,582 during the year ended December 31, 2003 (2002 - $13,144,975; 2001 -
    $3,129,283) and travel and administrative costs of $454,007 during the year ended December 31, 2003 (2002 - $409,489; 2001 - $325,728).

    EL CALLAO PROPERTIES

    By an agreement with Bema dated September 12, 2000 and concurrently with the completion of the February 27, 2001 acquisition of El Callao Mining Corp. ("ECM"), the Company acquired 79.4% of the outstanding shares of ECM and, from Bema, certain assets related to ECM. As a result of the acquisition, the Company now controls the Lo Increible project in Venezuela comprised of the following:

    Central Property

    Subsequent to the acquisition of ECM by the Company, ECM, through its wholly owned subsidiary, ECM Venco Ltd., and Corporacion Vengroup S.A. ("Vengroup"), the owner of the remaining 49% interest in the El Callao properties, agreed to waive certain obligations with respect to the development of the La Victoria concession in the Central Property, including the requirement of a first feasibility study in order to allow the Company to commence production. As consideration, the Company paid the last two payments related to the La Victoria concessions (US$2,150,000) under the terms of the original purchase agreement for the El Callao properties.

    ECM has the right to acquire up to an additional 9% interest in the Central Property by making payments to Vengroup equivalent to the net present value of a 9% interest in the evaluated deposit and up to an additional 10% interest by making payments to Vengroup equivalent to a 3% net smelter return royalty.

    Surrounding Ground

    The mining rights to the Surrounding Ground, held by a 70% owned indirect subsidiary of ECM, required ECM to make an initial payment of US$500,000 (US$250,000 of which has been paid to date) and to fund minimum exploration expenditures of US$3,000,000 over five years from the time certain environmental permits are granted.

    As at December 31, 2003, ECM has expended US$1,182,626 (December 31, 2002 - US$1,026,522) towards the exploration commitment but is still awaiting the receipt of certain environmental permits in order to further its exploration activities on the Surrounding Ground.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001
--------------------------------------------------------------------------------


5.  PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

    SANTA ELENA, SAN MIGUEL AND CARABOBO CONCESSIONS

    The Company entered into a joint venture agreement with Associacion Cooperative Minera del Sur R.L. ("ACOMISUR"), a mining cooperative, regarding the Santa Elena, San Miguel and Carabobo properties, all located in Bolivar State, Venezuela. Under this agreement, the Company's Venezuelan subsidiary owns 80% of the joint venture and ACOMISUR owns 20%, with the Company's subsidiary being the operator. During the year ended December 31, 2003, the carrying value of this property was written off.

6.  DEFERRED FINANCING FEES

    Deferred financing fees of $194,598, net of accumulated amortization of $199,133 (December 31, 2002 - $2,162,868, net of accumulated amortization of $312,647) relate to costs incurred in the issuance of convertible notes and for a non-recourse credit facility.

    During the year ended December 31, 2003, the remaining unamortized deferred financing fees of $1,840,836 that related to convertible notes that were converted during the year, were treated as a reduction of the associated share capital value assigned to the common shares issued on conversion of the respective notes.

7.  LONG-TERM DEBT
                                        2003                      2002
                                   -------------            --------------

    Bank loans                     $   9,708,750            $   16,916,484
    Convertible notes                        --                 17,140,049
    ----------------------------------------------------------------------
                                       9,708,750                34,056,533
    Less: Current portion of
      long-term debt                  (1,335,344)               (7,850,256)
    -----------------------------------------------------------------------
                                   $   8,373,406            $   26,206,277
    =======================================================================

    Bank loans

    On October 12, 2001 an amended and restated loan agreement was signed between the Company's subsidiary, Minera San Gregorio S.A., and the Standard Bank London Limited ("SBL"). The loan, in the amount of U.S $2,500,000, which was to mature on October 15, 2004, was secured by a guarantee of the Company, and bore interest at the LIBOR rate plus 2% per annum. The loan agreement also restricted the Company's ability to enter into agreements relating to the sale or purchase of gold. This loan was settled in fully during 2003.

    On August 10, 2000, the Company, together with its subsidiary Mineras Bonanza C.A., entered into a Credit Agreement with the SBL. The loan, which was subsequently amended by a First Amendment to the Credit Agreement in the amount of U.S. $8,500,000, matures on January 15, 2006, is secured by charges against the Venezuelan mining properties of the Company (save and except the Lo Increible properties), a charge against the Company's Revemin mill and a pledge of the securities of certain of the Company's subsidiaries, and bears interest at the LIBOR rate plus 2.5% per annum. The credit agreement also imposes restrictions on the Company's ability to enter into metal trading agreements.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001
--------------------------------------------------------------------------------


7.  LONG-TERM DEBT (CONTINUED)

    Bank loans (continued)

    Certain loan repayments have been made by the issuance of Crystallex common shares (Note 11). These shares are subject to an orderly disposition agreement with SBL, which amongst other conditions, specifies that any gain/loss on final disposition of the shares issued is for the Company's account. Any ultimate gain is to be applied to further loan repayments or settling of derivative contracts. As at December 31, 2003, SBL had 2,099,734 common shares issued in relation to the Agreement on which there exists an unrealized gain of approximately U.S. $4,000,000.

    Principal payments due on the bank loan are as follows:

              2004                        $  1,335,344
              2005                           5,704,600
              2006                           2,668,806
    ---------------------------------------------------
                                          $  9,708,750
    ===================================================

   Convertible notes

    The Company has issued convertible notes under various note indentures. Upon issuance of the notes, the net proceeds received were allocated between the liability and equity components of the notes. The liability component represented the present value of the notes discounted using the interest rate that would have been applicable to non-convertible debt. The equity component represented the present value of the interest payments, which the Company could settle through the issuance of cash or shares, discounted at the same rate as the liability component (the interest component) and the right of the holders to convert the principal of the debt into common shares, determined as the residual amount at the date of issuance of the notes. Over the term of the notes the liability and the interest components were accreted to their face value. As at December 31, 2002, the Company had the following convertible notes outstanding, which during 2003 were converted into common shares:

    (a) Notes with an aggregate principal amount of US$11,200,000 which were scheduled to mature on September 25, 2005, which bore interest at 4% per annum and which were convertible into common shares of the Company at the option the holder. The agreed upon conversion price of the notes was equal to the lower of US$2.25 per common share or 95% of the current market price of the common shares on the date immediately prior to the conversion.

    (b) A note with a principal amount of US$2,200,000 which matured on September 30, 2003, bore interest at 5% per annum was convertible into common shares of the Company at the option of the holder. The agreed upon conversion price of the notes was equal 95% of the current market price of the common shares on the date of the conversion.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001
--------------------------------------------------------------------------------


8.  SHARE CAPITAL

                                                        2003           2002
                                                   -------------   -------------

    Authorized
      Unlimited common shares, without par value
      Unlimited Class "A" preference shares,
        no par value
      Unlimited Class "B" preference shares,
        no par value
    Issued
      135,403,523 Common Shares
        (2002 - 91,722,278)                        $ 257,149,521   $ 193,349,000
    ============================================================================


    Warrants

    As at December 31, 2003, Common Share purchase warrants were outstanding enabling the holders to acquire common shares as follows:

                                                                      Weighted
                                                                       Average
                                                                     Remaining
                                            Number                  Contractual
    Range of Exercise Price               of Shares                Life (Years)
    ----------------------------------------------------------------------------

    $1.60 to $2.28                         4,662,194                   1.33
    $2.29 to $3.34                         2,076,899                   1.16
    $3.35 to $4.69                        13,303,679                   1.70
    ----------------------------------------------------------------------------
                                          20,042,772
    ============================================================================

    During the year, the Company extended by one year the terms of certain Common Share purchase warrants, previously issued as part of debt financing, that were coming to maturity. To reflect the value of the benefit conferred to the warrant holders as a result of the extension, a charge of $825,481 was made directly against retained earnings, and contributed surplus was increased by the same amount.

    Stock options

    The Company has a stock option plan that provides for the granting of options to executive officers, directors, employees and service providers of the Company. Under the stock option plan, the exercise price of each option equals the closing price of the Company's stock on the trading day immediately preceding the date of the grant. Stock options granted to service providers and employees, executive officers, and directors have a life of two, five and ten years, respectively. Unless otherwise stated, all stock options granted vest immediately.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001
--------------------------------------------------------------------------------



8.  SHARE CAPITAL (continued)

    The following table is a summary of the status of stock options outstanding at December 31, 2003:

                                     Outstanding and Exercisable Options
                              -------------------------------------------------
                                                     Weighted
                                                      Average          Weighted
                                                    Remaining           Average
    Range of                     Number           Contractual          Exercise
    Exercise Price            of Shares           Life (Years)            Price
    ---------------------------------------------------------------------------
    $0.85 to $1.00            1,672,500                  3.01              0.99
    $1.41 to $1.75            1,971,000                  5.53              1.57
    $2.00 to $3.00            5,322,500                  6.65              2.42
    ---------------------------------------------------------------------------
                              8,966,000
    ===========================================================================

    A summary of the status of the stock option plan as at December 31, 2003, 2002 and 2001 and changes during each year ended on those dates follows:

                                                   2003                       2002                       2001
                                      ----------------------------   ------------------------   --------------------------
                                                         Weighted                   Weighted                    Weighted
                                                         Average                    Average                     Average
                                          Number         Exercise      Number       Exercise       Number       Exercise
                                        of Shares         Price       of Shares       Price       of Shares       Price
                                      -------------   ------------   -----------   ----------   -------------  -----------
    Outstanding and exercisable,
      beginning of year                 6,952,500         $ 1.76      7,707,000       $ 1.70       6,315,292      $ 1.52
    Granted - Employees                 2,248,500           2.56        350,000         2.28       1,815,000        2.24
    Granted - Non Employees               250,000           2.12             --           --              --          --
    Exercised                            (270,000)          1.64     (1,104,500)        1.46        (340,000)       1.38
    Cancelled                            (215,000)          1.85             --           --         (83,292)       1.40
    ----------------------------------------------------------------------------------------------------------------------
    Outstanding and exercisable,
      end of year                       8,966,000         $ 1.97      6,952,500       $ 1.76       7,707,000      $ 1.70
    ======================================================================================================================
    Weighted average fair
      value of options granted
      during the year                  $     1.92                    $     1.16                   $     1.17
    ======================================================================================================================

    Supplemental information for stock-based compensation

    Effective January 1, 2002, in accordance with CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments", pro forma information regarding net loss and net loss per share is to be determined and disclosed as if the Company had accounted for its employees' stock options under the fair value method. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rate of 4.04% (2002 - 4.22%), dividend yield of nil (2002 - nil), volatility factor of 108% (2002 - 75%), and a weighted-average expected life of the options of
    3.95 years (2002 - 3.75 years).

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001
--------------------------------------------------------------------------------


8.  SHARE CAPITAL (continued)

    Supplemental information for stock-based compensation (continued)

    The following table presents the net loss and net loss per share for the two years ended December 31, 2003 had the Company recorded stock options as compensation expense on the date of grant, which corresponds to the date on which the options automatically vest.

                                                    2003                 2002
                                          --------------        -------------

    Net loss                              $ (82,053,852)        $(56,459,812)
    Incremental compensation expense         (4,273,069)            (404,979)
    -------------------------------------------------------------------------
    Pro forma net loss                    $ (86,326,921)        $(56,864,791)
    =========================================================================
    Pro forma basic loss per share        $       (0.74)        $      (0.67)
    =========================================================================

    FINANCING TRANSACTIONS

    FISCAL 2003 ACTIVITIES

    On March 5, 2003, the Company completed a private placement of 2,562,500 special warrants at a price of $1.60 per special warrant for aggregate proceeds of $4.1 million. Each special warrant entitles the holder, upon exercise and without payment of additional consideration, to acquire one Common Share and one-half of one common share purchase warrant of the Company. Each whole purchase warrant is exerciseable for one Common Share until March 5, 2005 at a price of $2.00 per share. The special warrants were deemed to have been exercised in accordance with their terms on July 6, 2003.

    On March 14, 2003, the Company arranged a U.S.$3.0 million debt financing which closed in three tranches on March 14, 2003 (U.S.$1.5 million), May 2, 2003 (U.S.$1.0 million) and May 15, 2003 (U.S.$0.5 million). Under the terms of the transaction, the Company issued U.S.$3.0 million principal amount of non-interest bearing promissory notes due August 11, 2003, September 29, 2003 and October 12, 2003, respectively, common share purchase warrants exerciseable for 300,000 Common Shares until May 2, 2005 at an exercise price of U.S.$1.32 per share and common share purchase warrants exerciseable for 150,000 Common Shares until May 15, 2005 at an exercise price of U.S.$1.27 per share. The notes were subsequently exchanged for convertible notes due August 27, 2005. The convertible notes are non-interest bearing until the occurrence of an event of default (after which they bear interest at the rate of 4% per annum) and are convertible at the option of the holder into a specified number of Common Shares. The Company also issued common share purchase warrants exerciseable for 150,000 Common Shares until August 27, 2005 at an exercise price of U.S.$3.61 per share as part of the debt exchange transaction. On October 7, 2003, the convertible notes were converted into 1,363,574 Common Shares in accordance with their terms.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001
--------------------------------------------------------------------------------


8.  SHARE CAPITAL (CONTINUED)

    FINANCING TRANSACTIONS (CONTINUED)

    FISCAL 2003 ACTIVITIES (CONTINUED)

    On May 9, 2003, the Company completed a private placement of 2,400,000 special warrants at a price of $1.25 per special warrant for aggregate proceeds of $3.0 million. Each special warrant entitles the holder, upon exercise and without payment of additional consideration, to acquire one Common Share and one-half of one common share purchase warrant of the Company. Each whole purchase warrant is exerciseable for one Common Share until May 9, 2005 at a price of $1.60 per share. The special warrants were deemed to have been exercised in accordance with their terms on September 10, 2003.

    On June 20, 2003, the Company completed a private placement of 5,500,000 special warrants at a price of $1.25 per special warrant for aggregate proceeds of $6.9 million. Each special warrant entitles the holder, upon exercise and without payment of additional consideration, to acquire one Common Share and one-half of one common share purchase warrant of the Company. Each whole purchase warrant is exerciseable for one Common Share until June 20, 2005 at a price of $1.60 per share. The special warrants were deemed to have been exercised in accordance with their terms on October 21, 2003.

    On August 29, 2003, the Company completed a private placement of 4,545,455 special warrants at a price of U.S.$2.20 per special warrant for aggregate proceeds of U.S.$10.0 million. Each special warrant entitles the holder, upon exercise and without payment of additional consideration, to acquire one Common Share per special warrant. The special warrants were deemed to have been exercised in accordance with their terms on September 16, 2003. As part of the transaction, the Company also issued common share purchase warrants to acquire 2,272,727 Common Shares. Each whole purchase warrant is exerciseable for one Common Share until September 16, 2006 at a price of U.S.$2.75 per share.

    On September 8, 2003, the Company issued 12,800,000 special warrants at a price of U.S.$2.20 per special warrant for aggregate proceeds of U.S.$28.2 million. Each special warrant entitles the holder, upon exercise and without payment of additional consideration, to acquire one Common Share and one-half of one warrant. Each whole warrant is exerciseable for one Common Share until September 8, 2006 at a price of U.S.$2.75 per share. Subsequent to the year end, all of the special warrants were deemed to have been exercised in accordance with their terms on January 9, 2004.

    FISCAL 2002 ACTIVITIES

    On October 8, 2002, the Company issued 52,500 special warrants under a private placement financing at a price of $3.02 for aggregate net proceeds of $158,550. Each special warrant entitles the holder to acquire, without payment of any additional consideration, one Common Share in the capital of the Company.

    On November 26, 2002, the Company issued 2,200,000 special warrants under a private placement financing at a price of $2.15 for aggregate net proceeds of $4,398,900, net of issuance expenses of $331,100. Each special warrant entitles the holder to acquire, without payment of any additional consideration, one Common Share in the capital of the Company.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001
--------------------------------------------------------------------------------


8.  SHARE CAPITAL (continued) Financing Transactions (continued)

    FISCAL 2001 ACTIVITIES

    On December 24, 2001, the Company issued 3,111,111 special warrants under a private placement financing at a price of $2.25 for aggregate net proceeds of $6,861,977, net of issuance expenses of $138,023. Each unit consisted of one Common Share, and one Common Share purchase warrant. Each common share purchase warrant entitled the holder to acquire from the Company, for a period of two years, at a price of $3.00 per warrant, one additional common share. During 2003, all of these common share purchase warrants were exercised.

    Loss per common share

    The following table outlines the calculation of the basic loss per common share:

                                                             2003                2002                2001
                                                   --------------     ---------------      --------------

    Numerator for basic loss per
      common share:
        Loss from continuing operations
          attributable to common shareholders      $ (78,026,642)      $ (52,721,972)       $ (34,416,262)
        Benefit conferred to warrant holders            (825,481)                 --                   --
    ======================================================================================================
        Loss from continuing operations
          attributable to common shareholders      $ (78,852,123)      $ (52,721,972)       $ (34,416,262)
    ======================================================================================================
    Denominator for basic loss per common
     share - adjusted weighted average
     number of shares outstanding                    118,309,198          84,441,287           69,117,738
    ======================================================================================================

    Shareholder Rights Plan

    Effective March 10, 1997 (the "Record Date"), the Company adopted a shareholder rights plan (the "Plan"). The rights issued under the Plan will expire at the close of the Company's annual meeting in 2007 (the "Expiration Time"), unless earlier redeemed or exchanged by the Company. The Plan was re-ratified by the shareholders at the Company's 2003 annual meeting.

    Pursuant to the Plan, the Board of Director's declared a distribution of one right (a "Right") for each outstanding Common Share of the Company to shareholders of record at the close of business on the Record Date and authorized the issuance of one Right for each Common Share issued after the Record Date and prior to the Separation Time (described below) and the Expiration Time. The Rights will separate from the Common Shares at the time (the "Separation Time") which is the close of business on the eighth trading day (or such later day as determined by the Board of Directors) after the public announcement of the acquisition of, or intention to acquire, beneficial ownership of 20% of the Common Shares of the Company by any person other than in accordance with the terms of the Plan.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001
--------------------------------------------------------------------------------



8.  SHARE CAPITAL (CONTINUED)

    SHAREHOLDER RIGHTS PLAN (CONTINUED)

    In order to constitute a "Permitted Bid", an offer must be made in compliance with the Plan and must be made to all shareholders (other than the offeror), must be open for at least 60 days and be accepted by shareholders holding more than 50% of the outstanding voting shares and, if so accepted, must be extended for a further 10 business day period.

9.  RELATED PARTY TRANSACTIONS

    During the year, the Company entered into the following transactions with related parties:

    a) Paid or accrued consulting and management fees of $2,651,829 (2002 - $606,249; 2001 - $665,835) to directors and an officer of the Company and companies related to directors and an officer of the Company.

    b)  Paid or accrued legal fees of $4,380,478 (2002- $13,168,790; 2001 -
        $3,561,191) to law firms, partners of whom are directors of the Company.

    The amounts charged to the Company for the services provided have been determined by negotiation among the parties. These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

10. INCOME TAXES

    Income tax expense varies from the amount that would be computed by applying the combined federal and provincial income tax rate of 36.7% (2002 - 40.1%; 2001 - 44.5%) to loss before income taxes as follows:

                                                           2003                    2002                  2001
                                                 --------------          --------------        --------------

    Loss before income taxes                     $ (82,053,852)          $ (56,459,812)        $ (42,552,441)
    =========================================================================================================

    Expected income taxes recoverable            $ (30,113,764)          $ (22,640,385)        $ (18,935,837)
    Difference in foreign tax rates                    614,647               1,013,320             5,131,725
    Non recognition of benefit of losses            29,499,117              21,627,065            13,804,112
    ---------------------------------------------------------------------------------------------------------
    Actual income taxes                          $          --           $          --         $          --
    =========================================================================================================


    The Company has certain source related deductions and losses which are available to be offset against future income taxes. The benefits of these deductions and losses are not reflected in these financial statements, as they are not more likely than not to be realized.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001
--------------------------------------------------------------------------------

11. SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS



                                                     2003           2002         2001
                                                  ----------    -----------   -----------
    Cash paid during the year for interest        $  937,225    $ 1,205,221   $ 1,897,879
    -------------------------------------------------------------------------------------
    Cash paid during the year for income taxes    $     --      $      --     $     --
    -------------------------------------------------------------------------------------



   Significant non-cash transactions for the year ended December 31, 2003 included:

   i) The Company issued 40,080 common shares, with a value of $82,523, for directors' fees.

   ii) The Company issued 229,283 common shares, with a value of $732,934, for the El Callao mineral property dispute settlement.

   iii) The Company issued 350,000 common shares, with a value of $863,000, for financial advisory fees.

   iv) The Company issued 61,695 common shares, with a value of $157,856, for finders fee.

   v) The Company issued 2,348,184 common shares, with a value of $2,897,002, for loan payments and bank fees.

   vi) The Company issued 1,281,124 common shares, with a value of $2,969,416, for legal fees.

   vii) The Company issued 17,036,967 common shares upon conversion of convertible and promissory notes and accrued interest in the amount of $23,950,966.

   viii) The Company issued 17,260,455 common shares upon conversion of special warrants with a value of $20,534,536.

   ix) The Company applied $1,840,836 of deferred financing fees against share capital upon conversion of loan and notes to common shares.

   Significant non-cash transactions for the year ended December 31, 2002 included:

   i) The Company issued 42,612 common shares, with a value of $110,955, for directors' fees.

   ii) The Company issued 282,554 common shares, with a value of $873,182, for a mineral property payment.

   iii) The Company issued 677,711 common shares, with a value of $1,714,609, for a loan payment.

   iv) The Company issued 35,430 common shares, with a value of $78,655, for a finders fee.

   v) The Company issued 7,737,152 common shares upon conversion of convertible notes and accrued interest in the amount of $17,353,959.

   vi) The Company applied $1,233,792 of deferred financing fees against share capital upon conversion of loan and notes to common shares.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001
--------------------------------------------------------------------------------

11. SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS (continued)

    Significant non-cash transactions for the year ended December 31, 2001 included:

    i) The Company issued 65,466 common shares, with a value of $104,550, for directors' fees.

    ii) The Company issued 1,200,000 common shares, with a value of $2,385,000, for legal fees.

    iii) The Company issued 3,987,535 common shares, with a value of $5,150,520, to acquire El Callao Mining Corp.

    iv) The Company issued 1,035,689 common shares with a value of $2,597,247 for property payment in connection with Las Cristinas.

    v) The Company issued 3,199,055 common shares upon conversion of convertible notes and accrued interest in the amount of $3,803,591.

    vi) The Company applied $941,169 of deferred financing fees against share capital upon conversion of loan and notes to common stock.

    vii) The Company issued 4,701,615 common shares, with a value of $13,214,573, for loan payment.

    viii) The Company issued 67,059 common shares, with a value of $89,189, for broker fees.

12. SEGMENTED INFORMATION

    Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operation decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. All of the Company's operations are within the mining sector. Due to geographic and political diversity, the Company's mining operations are decentralized whereby mine general managers are responsible for business results and regional corporate offices provide support to the mines in addressing local and regional issues. The Company's operations are therefore segmented on a district basis. The Company's only product is gold, produced from mines located in Uruguay and Venezuela.

    The segments' accounting policies are the same as those described in the summary of significant accounting policies except that other expenses, the non-hedge derivative loss and other items are not allocated to the individual operating segments when determining profit or loss, but are rather attributed to the corporate office.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001
--------------------------------------------------------------------------------

12. SEGMENTED INFORMATION (continued)




                                                        Bolivar/
                                     Corporate           Albino        El Callao        Cristinas
                                   -------------    -------------    -------------    -------------
2003
Mining revenue                     $        --      $  12,862,999    $   2,703,512    $        --
Mining revenue - intersegment      $        --      $   4,034,635    $        --      $        --
Operating costs                    $        --      $ (12,958,420)   $  (3,281,943)   $        --
Operating costs - intersegment     $        --      $        --      $  (4,034,635)   $        --
Interest and other income          $     231,121    $      32,510    $        --      $        --
Interest expense                   $    (759,111)   $    (540,612)   $        (205)   $        --
Depletion and amortization         $    (365,135)   $  (3,987,796)   $    (193,326)   $        --
Write-down of mineral properties   $  (4,182,076)   $        --      $ (18,832,345)   $        --
Segment profit/(loss)              $ (59,289,543)   $   2,097,408    $ (20,834,507)   $        --
Segment assets                     $  44,020,439    $  35,246,112    $     202,645    $  94,055,652
Capital expenditures               $      70,399    $   2,016,102    $     353,798    $   9,858,588
---------------------------------------------------------------------------------------------------
2002
Mining revenue                     $        --      $   2,511,783    $  10,806,036    $        --
Mining revenue - intersegment      $        --      $  11,713,510    $        --      $        --
Operating costs                    $        --      $ (11,111,734)   $  (4,079,885)   $        --
Operating costs - intersegment     $        --      $        --      $ (11,713,510)   $        --
Interest and other income          $      68,603    $       8,906    $        --      $        --
Interest expense                   $  (1,557,428)   $    (591,025)   $        --      $        --
Depletion and amortization         $    (329,288)   $  (2,285,146)   $    (939,641)   $        --
Write-down of mineral properties   $  (2,134,678)   $        --      $        --      $        --
Segment loss                       $ (44,731,866)   $  (1,610,936)   $  (6,379,170)   $        --
Segment assets                     $  28,896,082    $  32,439,136    $  18,776,610    $  81,004,253
Capital expenditures               $     105,840    $   3,682,741    $   1,082,004    $  37,366,257
---------------------------------------------------------------------------------------------------
2001
Mining revenue                     $        --      $   6,239,562    $   9,766,293    $        --
Mining revenue - intersegment      $        --      $  11,236,739    $        --      $        --
Operating costs                    $        --      $   1,766,448    $ (13,463,217)   $        --
Operating costs - intersegment     $        --      $        --      $ (11,236,739)   $        --
Interest and other income          $      65,349    $      41,739    $         237    $        --
Interest expense                   $    (318,015)   $    (666,616)   $        --      $        --
Depletion and amortization         $    (471,530)   $  (2,580,073)   $    (935,152)   $        --
Write-down of mineral properties   $ (18,593,631)   $  (6,408,145)   $        --      $        --
Segment loss                       $ (26,944,912)   $  (3,570,659)   $  (3,900,691)   $        --
Segment assets                     $  42,430,722    $  32,594,212    $  18,803,110    $  41,453,363
Capital expenditures               $     857,789    $   4,297,683    $   1,012,873    $   3,462,995






                                    Discontinued      Intersegment
                                     Operations       Eliminations       Total
                                   -------------    -------------    ------------
2003
Mining revenue                     $        --      $        --      $  15,566,511
Mining revenue - intersegment      $        --      $  (4,034,635)   $        --
Operating costs                    $        --      $        --      $ (16,240,363)
Operating costs - intersegment     $        --      $   4,034,635    $        --
Interest and other income          $        --      $        --      $     263,631
Interest expense                   $        --      $        --      $  (1,299,928)
Depletion and amortization         $        --      $        --      $  (4,546,257)
Write-down of mineral properties   $        --      $        --      $ (23,014,421)
Segment profit/(loss)              $  (4,027,210)   $        --      $ (82,053,852)
Segment assets                     $        --      $        --      $ 173,524,848
Capital expenditures               $        --      $        --      $  12,298,887
----------------------------------------------------------------------------------
2002
Mining revenue                     $        --      $        --      $  13,317,819
Mining revenue - intersegment      $        --      $ (11,713,510)   $        --
Operating costs                    $        --      $        --      $ (15,191,619)
Operating costs - intersegment     $        --      $  11,713,510    $        --
Interest and other income          $        --      $        --      $      77,509
Interest expense                   $        --      $        --      $  (2,148,453)
Depletion and amortization         $        --      $        --      $  (3,554,075)
Write-down of mineral properties   $        --      $        --      $  (2,134,678)
Segment loss                       $  (3,737,840)   $        --      $ (56,459,812)
Segment assets                     $  21,251,903    $        --      $ 182,367,984
Capital expenditures               $        --      $        --      $  42,236,842
----------------------------------------------------------------------------------
2001
Mining revenue                     $        --      $        --      $  16,005,855
Mining revenue - intersegment      $        --      $ (11,236,739)   $        --
Operating costs                    $        --      $        --      $ (11,696,769)
Operating costs - intersegment     $        --      $  11,236,739    $        --
Interest and other income          $        --      $        --      $     107,325
Interest expense                   $        --      $    (984,631)
Depletion and amortization         $        --      $        --      $  (3,986,755)
Write-down of mineral properties   $        --      $        --      $ (25,001,776)
Segment loss                       $  (8,136,179)   $        --      $ (42,552,441)
Segment assets                     $  31,699,275    $        --      $ 166,980,682
Capital expenditures               $        --      $        --      $   9,631,340
----------------------------------------------------------------------------------


CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001



12. SEGMENTED INFORMATION (continued)

    Geographic information:



                                           Mining Revenue                                Property, Plant and Equipment
                          ------------------------------------------------      ------------------------------------------------
                              2003              2002              2001              2003             2002               2001
                          ------------      ------------      ------------      ------------      ------------      ------------

    Venezuela             $ 15,566,511      $ 13,317,819      $ 16,005,855      $132,069,099      $142,866,637      $101,791,052
    Discontinued
       operations                 --                --                --                --          11,378,127        18,721,316
    Brazil                        --                --                --                --                --           1,616,394
    ----------------------------------------------------------------------------------------------------------------------------
    Total Foreign           15,566,511        13,317,819        16,005,855       132,069,099       154,244,764       122,128,762
    Canada                        --                --                --             102,344            59,066           531,573
    ----------------------------------------------------------------------------------------------------------------------------
    Total                 $ 15,566,511      $ 13,317,819      $ 16,005,855      $132,171,443      $154,303,830      $122,660,335
    ============================================================================================================================



13. DISCONTINUED OPERATIONS

    On October 27, 2003, the Company closed a purchase and sale agreement (the "Agreement") with Uruguayan Mineral Explorations Inc. ("UME") for the sale of the Company's Uruguayan mining operations. Under the terms of the Agreement, which was effective October 1, 2003, UME will pay the Company cash consideration of $2,700,000 (US$2,000,000), payable in two equal installments and will transfer to the Company, two exploration drills with a combined estimated value of US$600,000. The first payment of US$1,000,000 is due six months after the closing date of the transaction and the second US$1,000,000 payment will be due 12 months after the closing date.

    The Company incurred a net loss on the disposal of the Uruguayan mining operations of $1.3 million. This loss has been reflected in the statement of operations as a component of the Loss From Discontinued Operations. As a condition of the closing of the transaction, UME agreed to retire in full the outstanding commodity derivative contracts associated with the Uruguayan mining operations. As a result, an additional US $2.85 million liability obligation which represented the fair value of the outstanding forward contracts and swap agreement associated with the Uruguayan mining operations was assumed by UME.

    During the nine month period ended September 30, 2003 and for each of the years in the two year period ended December 31, 2002, the Company's Uruguayan operations incurred revenue of $19,109,761, $32,843,402 and $29,978,353, respectively, and a net loss of $4,027,210, $3,737,840 and
    $8,136,179, respectively.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001
--------------------------------------------------------------------------------


14. COMMITMENTS AND CONTINGENCIES

    Call Agreement

    The Company structured the following transaction to protect the interest of the Company's shareholders in the event that third parties sought to gain control of the Company in a transaction which was not supported by the Company's directors.

    The Company entered into an agreement dated February 14, 1997 whereby it acquired an exclusive call right to acquire all of the common shares of Ventures (Barbados) Ltd. ("Ventures"), whose common shares are owned by two directors who are also officers of the Company, effectively on behalf of the Company's shareholders (the "Call Agreement"). Ventures was incorporated in February, 1997 specifically for the purpose of acquiring the interest in Inversora Mael C.A. ("Mael"). The two directors of the Company became directors and shareholders of Ventures immediately following its incorporation and prior to Ventures' acquisition of any interest directly or indirectly in Mael. The Ventures' shares were issued to the Company's directors for nominal cash consideration of $1.00 and their investment in Ventures has at all times remained nominal. The Ventures shareholders granted the Company an exclusive right for the Company to acquire, at the Company's option, all of the shares of Ventures at any time at a purchase price equal to the shareholders' cost of those shares, which cost, as noted, is nominal. The directors have no interest in Ventures or Mael other than their shareholdings in Ventures. Any funding or other consideration to complete the acquisition of Mael required by Ventures has been provided by the Company. The total cost of the acquisition of Mael is US$30,000,000, which was subsequently renegotiated by Red Glove A. V. V. ("Red Glove") and Ventures as hereinafter more particularly described. All amounts paid have been treated as inter company loans from the Company to Ventures and the assets and liabilities of Ventures have been combined with the Company on consolidation for accounting purposes. As at December 31, 2003, there are no future commitments existing.

    It is not the individual directors but Ventures which indirectly purchased and indirectly owns, as its sole material asset, all of the outstanding shares of Mael. That interest was acquired through an acquisition agreement dated February 14, 1997. The acquisition of Mael was structured as a purchase by Ventures of all 1,200 of the outstanding shares of Stay Management Ltd. ("Stay") from Red Glove. Stay owns all 50,000 of the outstanding shares of Mael, and, at the time of purchase, both Stay and Red Glove were independent and arm's length from the Company and Ventures. Mael is therefore wholly owned and controlled by Stay, which is a simple holding company wholly owned and controlled by Ventures. Ventures is controlled by the Company through the application of the Call Agreement. The directors of Stay and Mael are nominee directors only who sit at the request of Ventures, and indirectly the Company. Mael and its assets are therefore subject to the ultimate control and direction of the Company. As nominee directors, taking direction from the Company, the directors of Stay and Mael would have no independent authority to direct the business and affairs of Mael or to transfer, directly or indirectly, in whole or in part, any interest in Mael. Management believes that at all times, the Company's and Ventures' relationship with Red Glove have been conducted at terms no less advantageous than had they been conducted directly with an unrelated third party.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001
--------------------------------------------------------------------------------


14. COMMITMENTS AND CONTINGENCIES (CONTINUED)

    Call Agreement (continued)

    The cost of acquiring the shares of Stay was initially US$30,000,000, of which the Company paid US$6,500,000 (Cdn. $9,100,000) as of December 31, 1998. Effective April 30, 1999, Ventures and Red Glove, through arm's length negotiation, agreed to reduce the remaining portion of the purchase price from US$23,500,000 to US$10,000,000 plus 5,000,000 warrants to purchase common shares of the Company at a price of US$2.00 per share. No value was attributed to the warrants for the purposes of the acquisition transaction. The Company required that Red Glove modify the purchase price as consideration for the Company continuing with the transaction. Absent such modification, the Company had the option to terminate the acquisition without obligation to make further payments in excess of the initial US$6,500,000 payment. Consequently, April 30, 1999 was determined to be the date the Company was obligated to complete the purchase for the revised consideration noted above. The price of the warrants, being US$2.00 per warrant, was settled by arm's length negotiation with Red Glove at the time of renegotiation. The warrants had staggered expiry dates and, as of December 31, 2003, 4,000,000 of the warrants had expired and 1,000,000 were exercised during 2003. During 1999 and 2000, the US$10,000,000 was fully paid through the Company's issuance of its common shares, valued at the average closing sales price on the American Stock Exchange for the 30 day period immediately preceding the issuance of the shares, and by cash of US$250,000 (Cdn. $364,000). The shares were issued in several tranches during the period commencing December 9, 1998 and ending June 9, 2000. A total of 8,034,445 shares were issued having an aggregate value of US$9,837,534 (Cdn. $14,463,784). The amount of the final tranche includes a negotiated amount paid to Red Glove in compensation for costs incurred in the renegotiation, as a result of which the amount paid, by cash and by issuance of shares, slightly exceeds US$10,000,000. These payments have been capitalized as part of the Las Cristinas property cost.

    The Call Agreement contains a call right which is irrevocable and unconditional for the benefit of the Company unless, prior to its exercise, a person together with any parties acting jointly or in concert with such person acquires 20% or more of the Company's outstanding voting shares without the approval of the Company's Board of Directors. In such an event, the call right will be terminated and Ventures and its shareholders will be required to dispose of the investment in Mael in a commercially reasonable manner with a view to maximizing the proceeds of such a disposition. The net proceeds of disposition, whether represented by cash or securities, would be distributed after payment of liabilities to those persons who were shareholders of the Company immediately prior to the 20% ownership threshold being surpassed, rather than to the two directors of the Company in their capacity as Ventures' shareholders. There are no material liabilities which would need to be repaid to the directors or shareholders of Ventures or to any parties other than the Company which funded the Mael transactions. Under the Call Agreement, the Company has the right to vote the shares of Ventures. The Call Agreement, in conjunction with a rights plan approved by the Company's shareholders, was designed to give adequate time for the Company's shareholders to assess properly the merits of any bid for common shares of the Company without undue pressure, to allow competing bids to emerge and to allow the Company's directors to consider alternatives to allow shareholders to receive full and fair value for their common shares. In the event that the shares of Mael were sold, all proceeds, after payment of costs related to the sale, would be payable to the Company.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001
--------------------------------------------------------------------------------


14. COMMITMENTS AND CONTINGENCIES (CONTINUED)

    Commodity derivative contracts At December 31, 2003, the Company had fixed forward contracts outstanding as follows:

                                         2004            2005            2006
                                       --------        --------        --------
    Ounces                               43,430          42,430          39,996
    Average price (US$ per oz.)        $    300        $    305        $    310
    ===========================================================================

    Written call options are contracts in which the writer, for a fee (premium), sells the purchaser the right, but not the obligation, to buy on a specific future date a stipulated quantity of gold at a predetermined price. At December 31, 2003, the Company had written call options outstanding as follows: 2004 2005 2006

    Ounces                              127,237          94,932           2,000
    Average price (US$ per oz.)       $     298        $    309         $   348
    ===========================================================================

    Gold production for the years ended December 31, 2003 and 2002 was 76,935 and 94,623 ounces, respectively.

    FAIR VALUE OF FINANCIAL INSTRUMENTS

    Fair values of financial instruments, including fixed forward contracts and written call options are determined based on estimates using net present value, Black-Scholes and other valuation techniques. The estimates are significantly affected by the assumptions used including current market and contractual prices of the underlying instruments, as well as time value, and by yield curve and volatility factors underlying the positions. The estimated fair values attributed to these contracts are carried on the balance sheet under the captions deferred credit and deferred charge.

    For the year ended December 31, 2003, the Company recorded an unrealized loss of $19,352,704 (2002 - $34,187,017; 2001 - $4,119,293) in marking its portfolio of written call options and fixed forward contracts to market. These losses are included in non-hedge derivative loss in the Statement of Operations.

    The balance sheet carrying amounts for cash and cash equivalents, accounts receivable, marketable securities and accounts payable and accrued liabilities approximate fair value due to their short-term nature. The carrying value for long-term debt approximates fair value primarily due to the floating rate nature of the debt instrument.

    Lease agreements

    The Company has entered into various operating lease agreements which expire over a period of six years. Total rent expense charged to operations under these agreements was $174,105 (2002 - $175,066; 2001 - $111,724).

    Minimum lease payments under operating leases in effect through 2008 are as follows:

    2004                                                           $ 204,000
    2005                                                             208,000
    2006                                                             198,000
    2007                                                             158,000
    2008                                                             138,000
    ------------------------------------------------------------------------
                                                                   $ 906,000
    ========================================================================

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001
--------------------------------------------------------------------------------


14. COMMITMENTS AND CONTINGENCIES (CONTINUED)

    LAS CRISTINAS PROPERTIES

    The rights of Crystallex to develop the Las Cristinas deposits are derived from the agreement between the Company and the CVG (Note 5). The rights to develop the Las Cristinas deposits have been subject to various legal proceedings. Crystallex cannot predict the outcome of the various legal actions and cannot provide assurance that any legal challenge by the third parties will not impact its right to develop the deposits granted by the CVG pursuant to the agreement.

    The agreement does not transfer any property ownership rights to Crystallex (Note 5) and the right to develop the deposits is contingent upon the Company continuing to meet its ongoing obligations under the agreement; principally, the Company is to:

    a. make all investment and complete all works necessary to exploit the mineral resources,

    b. present to the CVG for approval by September 17, 2003 a feasibility study, together with an investment and financing plan to support the feasibility study,

    c. present to the CVG for approval, life of mine, annual production plans and annual production commitments,

    d. commence production of the mining project by May 2004; such start may be extended in the event permitting delays are encountered,

    e. pay a royalty and exploitation tax, as set out in the agreement, based on the value of gross monthly gold production,

    f. provide for certain social programs and for the employment, training and technical assistance to small miners,

    g. supply performance bonds related to the development and environmental obligations,

    h. bear all costs relating to a technical liaison office to be created by the CVG.

    The Company submitted the feasibility study inclusive of an investment and financing plan, referred to in (b) above, within the prescribed timeframe and subsequent to the year end, the CVG approved the feasibility study.

    Although the agreement grants certain rights to the Company to develop the deposits, the ultimate development will require significant financial resources requiring the Company to raise project financing, debt and equity. There is no assurance that sufficient additional financing will be available to Crystallex and failure to obtain such financing could result in delays or indefinite postponement which could lead to a default under the agreement.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001
--------------------------------------------------------------------------------


15. RISK MANAGEMENT

    Currency risk

    The Company is exposed to currency risk as certain of its purchases are denominated in foreign currency. Unfavourable changes in the applicable exchange rate may result in a decrease or increase in foreign exchange gains or losses. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

    The Company's Venezuelan operations are currently subject to currency and exchange controls. These government imposed controls may adversely affect the Company as such controls restrict the Company's ability to flow U.S. dollars, generated from the sale of its gold production, out of the country.

    Credit and market risk

    The Company enters into financial agreements (financial instruments) with major international banks and other international financial institutions in order to manage underlying revenue and future cash flow exposures arising from commodity prices. Financial instruments, which subject the Company to market risk and concentrations of credit risk, consist primarily of cash, accounts receivable, securities and fixed forward contracts and option contracts for metals.

    Market risk is the risk that the value of a financial instrument might be adversely affected by a change in commodity prices, interest rates, or currency exchange rates. The Company manages the market risk associated with commodity prices by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.

    Credit risk is the risk that a counterparty might fail to fulfill its performance obligations under the terms of a derivative contract or accounts receivable. The Company limits the amount of credit exposure in cash and securities by placing these financial instruments in high quality securities issued by government agencies, financial institutions and major corporations and by diversifying its holdings. The Company also has concentrations of credit risk with respect to accounts receivable as large amounts of its accounts receivable are primarily concentrated amongst a small number of customers in Venezuela. These receivables are primarily with government banks in Venezuela and one international bank. The Company does not anticipate any losses for non-performance on these receivables. As at December 31, 2003, one customer accounted for all trade accounts receivable.

    The Company is exposed to credit risk in the event of non-performance by counterparties in connection with metal forward and option contracts. The Company does not obtain any security to support financial instruments subject to credit risk but mitigates this risk by dealing only with a diverse group of financially sound counterparties and, accordingly, does not anticipate loss for non-performance. Further, the Company minimizes its credit risk in derivative instruments by entering into transactions with high-quality counterparties whose credit ratings are high and by monitoring the financial condition of its counterparties. The Company continually monitors the market risk of its activities.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001
--------------------------------------------------------------------------------

15. RISK MANAGEMENT (CONTINUED)

    Title risk

    Title to mineral properties and mining rights involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mining properties. Although the Company has investigated title to all of its mineral properties for which it holds concessions or other mineral leases or licenses, Crystallex cannot give an assurance that title to such properties will not be challenged or impugned and cannot be certain that it will have valid title to its mining properties. The Company relies on title opinions by legal counsel who base such opinions on the laws of countries in which the Company operates.

16. EVENTS SUBSEQUENT TO DECEMBER 31, 2003

    Engineering Procurement Construction Management Contract

    On March 25, 2004, following completion of a competitive bidding process, the Company entered into an Engineering Procurement Construction Management ("EPCM") contract with SNC-Lavalin Engineers & Constructors Inc. ("SNCL") relating to the development of the Las Cristinas project. The Company expects to pay SNCL approximately $27.8 million for its services under the EPCM contract.

    Public Equity Offering

    On April 5, 2004, the Company completed a $100 million public equity offering whereby 25,000,000 common shares were issued at $4.00 per common share. The net proceeds received by the Company in U.S. dollars, after considering the underwriters' fee, amounted to US$71,694,731. The Company estimates that additional expenditures related to this offering will amount to approximately $500,000.

17. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY
    ACCEPTED ACCOUNTING PRINCIPLES

    The Company prepares its consolidated financial statements in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") which differ from those principles that the Company would have followed had its consolidated financial statements been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The following adjustments and/or additional disclosures would be required in order to present the financial statements in accordance with U.S. GAAP and in accordance with practices prescribed by the United States Securities and Exchange Commission.

    BASIS OF PRESENTATION

    These financial statements are the combined accounts of Crystallex International Corporation and its majority owned subsidiaries, and the accounts of Ventures (Barbados) Ltd. ("Ventures") and its wholly owned subsidiaries. Ventures (Note 14) is controlled by two directors of the Company who are also officers, and as such the financial statements for U.S. GAAP purposes have been presented as combined financial statements. Under Canadian GAAP, these financial statements are presented as consolidated financial statements.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001
--------------------------------------------------------------------------------


17. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

    BALANCE SHEETS

    The impact of differences between Canadian GAAP and U.S. GAAP on the combined balance sheets is as follows:


                                                               2003
                                       --------------------------------------------------------
                                       Canadian GAAP        Adjustments              U.S. GAAP
                                       -------------       -------------          -------------
    Current assets                     $  41,158,807       $          --          $  41,158,807
    Property, plant and equipment        132,171,443        (104,242,323)(b)         27,929,120
    Deferred financing fees                  194,598                  --                194,598
    -------------------------------------------------------------------------------------------
                                       $ 173,524,848       $(104,242,323)         $  69,282,525
    ===========================================================================================

    Current liabilities                $  36,459,021       $          --          $  36,459,021
    Long-term debt                         8,373,406                  --              8,373,406
    Deferred credit                       26,490,059                  --             26,490,059
    Minority interest                        143,517                  --                143,517
    Shareholders' equity                 102,058,845        (104,242,323)            (2,183,478)
    -------------------------------------------------------------------------------------------
                                       $ 173,524,848       $(104,242,323)         $  69,282,525
    ===========================================================================================


                                                               2002
                                       --------------------------------------------------------
                                       Canadian GAAP        Adjustments             U.S. GAAP
                                       -------------       -------------          -------------
    Current assets                     $  17,406,381       $      18,329 (a)      $  17,424,710
    Investment                               729,329             176,000 (a)            905,329
    Property, plant and equipment        154,303,830        (100,481,050)(b)         53,822,780
    Deferred charge                        7,765,576                  --              7,765,576
    Deferred financing fees                2,162,868                  --              2,162,868
    -------------------------------------------------------------------------------------------
                                       $ 182,367,984       $(100,286,721)         $  82,081,263
    ===========================================================================================

    Current liabilities                $  36,883,252       $          --          $  36,883,252
    Reclamation provision                  1,048,726                  --              1,048,726
    Long-term debt                        26,206,277           1,130,720 (c)         27,336,997
    Deferred credit                       35,001,677                  --             35,001,677
    Minority interest                        143,517                  --                143,517
    Shareholders' equity                  83,084,535        (101,417,441)           (18,332,906)
    -------------------------------------------------------------------------------------------
                                       $ 182,367,984       $(100,286,721)         $  82,081,263
    ===========================================================================================


    (i) U.S. GAAP requires segregation of accrued liabilities from accounts payable on the combined balance sheets. Under Canadian GAAP, there is no similar reporting requirement. As at December 31, 2003, $3,774,327 (2002 - $5,086,236; 2001 - $5,327,889) would be presented as accrued liabilities.

    (ii) For the purposes of reporting in accordance with U.S. GAAP, amounts referred to as contributed surplus under Canadian GAAP are referred to as additional paid in capital.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001
--------------------------------------------------------------------------------


17. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY
    ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

    STATEMENT OF OPERATIONS

    The impact of the above differences between Canadian GAAP and U.S. GAAP on the loss for the year would be as follows:


                                                          2003               2002               2001
                                                      ------------       ------------       ------------
    Net loss for the year
      per Canadian GAAP                               $(82,053,852)      $(56,459,812)      $(42,552,441)
    Adjustments to mineral properties        (b)        (3,761,273)       (40,734,141)       (13,306,689)
    Accretion of interest on
      convertible notes                      (c)        (4,571,277)        (2,346,126)        (1,057,605)
    Fair value of employee stock
      options granted                        (d)        (4,273,069)          (404,979)        (2,129,539)
    Unrealized gain (loss) on trading
      securities                             (a)           (18,329)            18,329             34,987
    ----------------------------------------------------------------------------------------------------
    Net loss for the year per U.S. GAAP               $(94,677,800)      $(99,926,729)      $(59,011,287)
    ====================================================================================================
    Net loss per share - basic                        $      (0.81)      $      (1.18)      $      (0.85)
    ====================================================================================================

    STATEMENT OF OPERATIONS PRESENTATION

    For U.S. GAAP purposes, the measures "Loss before other items" and Non-hedge derivative (loss) gain" are not recognized terms and would therefore not be presented. In addition, the "Operating (loss) income" measure included within the Canadian GAAP statement of operations is not comparable to "Operating loss" per U.S. GAAP. The following table reconciles "Loss for the year" per U.S. GAAP to "Loss from operations" for U.S. GAAP.


                                                          2003               2002               2001
                                                      ------------       ------------       ------------
    Net loss for the year per U.S. GAAP               $(94,677,800)      $(99,926,729)      $(59,011,287)
    Non-operating loss components
      Per Canadian GAAP:
        Interest on long-term debt                       1,299,928          2,148,453            984,631
        Non-hedge derivative loss                       21,684,044         34,810,096            310,822
        Foreign exchange (gain) loss                     4,467,528           (918,078)         1,947,803
        Interest and other income                         (263,631)           (77,509)          (107,325)
        Minority Interest                                       --                 --           (169,800)
        Loss and write-down of marketable securities       216,486            210,572          2,003,338
      U.S. GAAP reconciling items:
        Accretion of interest on
          convertible notes                              4,571,277          2,346,126          1,057,605
        Unrealized (gain) loss on trading
          securities                                        18,329            (18,329)           (34,987)
    ----------------------------------------------------------------------------------------------------
    Non-operating loss per U.S. GAAP                    31,993,961         38,501,331          5,992,087
    ====================================================================================================
    Loss from operations per U.S. GAAP                $(62,683,839)      $(61,425,398)      $(53,019,200)
    ====================================================================================================

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001
--------------------------------------------------------------------------------


17. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY
    ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

    STATEMENTS OF CASH FLOWS

    The impact of the above differences between Canadian GAAP and U.S. GAAP on the combined statements of cash flows would be as follows:


                                                           2003               2002               2001
                                                       ------------       ------------       ------------
    Cash flows (used in) provided by continuing
      operating activities, Canadian GAAP              $(34,308,052)      $ (4,548,548)      $  4,317,505
    Adjustments to mineral properties                   (15,236,032)       (37,170,359)        (9,727,705)
    -----------------------------------------------------------------------------------------------------
    Cash flows used in continuing operating
      activities, U.S. GAAP                             (49,544,084)       (41,718,907)        (5,410,200)
    -----------------------------------------------------------------------------------------------------

    Cash flows used in investing activities,
      Canadian GAAP                                     (11,786,046)       (42,300,842)       (14,989,101)
    Adjustments to mineral properties                    15,236,032         37,170,359          9,727,705
    -----------------------------------------------------------------------------------------------------
    Cash flows provided by (used in) investing
      activities, U.S. GAAP                               3,449,986         (5,130,483)        (5,261,396)
    -----------------------------------------------------------------------------------------------------

    Cash flows provided by financing activities,
      Canadian and U.S. GAAP                             73,097,068         39,430,762         20,059,415
    -----------------------------------------------------------------------------------------------------

    Cash flows provided by (used in) continued
      operations, Canadian and U.S. GAAP                 27,002,970         (7,418,628)         9,387,819
    Cash flows provided by (used in) discontinued
      operations, Canadian and U.S. GAAP                  1,165,348         (1,296,073)           603,570
    -----------------------------------------------------------------------------------------------------

    Net increase (decrease) in cash and cash
      equivalents during the year                        28,168,318         (8,714,701)         9,991,389

    Cash and cash equivalents, beginning of year          5,695,130         14,409,831          4,418,442
    -----------------------------------------------------------------------------------------------------
    Cash and cash equivalents, end of year             $ 33,863,448       $  5,695,130       $ 14,409,831
    =====================================================================================================

    (A) INVESTMENTS

        In accordance with Canadian GAAP, short term marketable securities are carried at the lower of aggregate cost and current market values, with unrealized losses being included in the determination of net income
        (loss) for the year. Long-term investment securities are carried at cost and are only written down when there has been an other than temporary decline in value. Any unrealized loss on write-down is recognized in the determination of net income (loss) for the year.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001


17. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY
    ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

    (A) INVESTMENTS (CONTINUED)

        Statement of Financial Accounting Standard ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities", requires that equity securities that have readily determinable fair values be classified as either available-for-sale or trading securities, and that they be reported at fair market values. For available-for-sale securities, unrealized gains or losses are to be reported as other comprehensive income, a separate component of shareholders' equity, until realized. For trading securities, unrealized gains or losses are included in the determination of net income (loss) for the year. The Company's investments classified as trading securities and available-for-sale securities is as follows:



                                                                   2003
                                            ---------------------------------------------------
                                                            Gross         Gross
                                                          Unrealized    Unrealized     Market
                                               Cost         Gain          Loss         Value
                                            ---------     ----------    ----------    ---------
        Trading securities                  $  89,329     $      --     $ (89,329)    $      --
        Available-for-sale securities              --            --            --            --
        ---------------------------------------------------------------------------------------
                                            $  89,329     $      --     $ (89,329)    $      --
        =======================================================================================


                                                                   2002
                                            ---------------------------------------------------
                                                            Gross         Gross
                                                          Unrealized    Unrealized     Market
                                               Cost         Gain          Loss         Value
                                            ---------     ----------    ----------    ---------
        Trading securities                  $  89,329     $  18,329     $      --     $ 107,658
        Available-for-sale securities         640,000       176,000            --       816,000
        ---------------------------------------------------------------------------------------
                                            $ 729,329     $ 194,329     $      --     $ 923,658
        =======================================================================================

    (B) MINERAL PROPERTIES AND EXPLORATION AND DEVELOPMENT COSTS

        Under Canadian GAAP, mineral properties, including exploration, development and acquisition costs, are carried at cost until the properties to which they relate are placed into production, sold or where management has determined there to be a permanent impairment in value.

        Under U.S. GAAP, mineral property expenditures are expensed as incurred. Once a final feasibility study has been completed however, additional costs incurred to bring the mine into production are capitalized as development costs. Costs incurred to access ore bodies identified in the current mining plan after production has commenced are considered production costs and are expensed as incurred. Costs incurred to extend production beyond those areas identified in the mining plan where additional reserves have been established are deferred as development costs until the incremental reserves are produced. Capitalized costs are amortized using the unit-of-production method over the estimated life of the ore body based on proven and probable reserves.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001


17. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY
    ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

    (B) MINERAL PROPERTIES AND EXPLORATION AND DEVELOPMENT COSTS (CONTINUED)

        Under Canadian GAAP, travel costs directly related to the acquisition and development of mineral properties are capitalized as a part of the underlying asset. Under U.S. GAAP, included in the mineral property adjustments for the years ended December 31, 2003, 2002 and 2001 are expenses of $454,007, $502,263 and $333,712, respectively, related thereto.

        Under Canadian GAAP, the carrying amounts of all of the Company's mineral property development costs, producing properties and related plant and equipment are reviewed and evaluated when events or changes in circumstances indicate that the carrying amount may not be recoverable. Estimated future net cash flows, on an undiscounted basis, are calculated using estimated recoverable ounces of gold (considering current proven and probable mineral reserves and mineral resources expected to be converted into mineral reserves) estimated future commodity price realization (considering historical and current prices, price trends and related factors) and, operating costs, future capital expenditures, project financing costs, reclamation costs and income taxes. Reductions in the carrying amount of property, plant and equipment, with corresponding charges to earnings, are recorded to the extent that the estimated future undiscounted net cash flows are less than the carrying amount.

        In fiscal 2002, for United States reporting purposes, the Company applied SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". In periods prior to fiscal 2002, the Company applied SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of". In the event that facts and circumstances indicate that the carrying amount of an asset may not be recoverable and an estimate of future undiscounted cash flows is less than the carrying amount of the asset, an impairment loss will be recognized, determined on the basis of discounted cash flows. Management's estimates of gold prices, recoverable proven and probable reserves, operating capital, and reclamation costs are subject to certain risks and uncertainties which may affect the recoverability of the Company's investment in property, plant, and equipment. Although management has made its best estimate of these factors based on current conditions, it is possible that changes could occur which could adversely affect management's estimate of the net cash flow expected to be generated from its operations.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001


17. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY
    ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

    (B) MINERAL PROPERTIES AND EXPLORATION AND DEVELOPMENT COSTS (CONTINUED)

        PROPERTY, PLANT AND EQUIPMENT

                                                     2003              2002
                                                -------------     -------------

        Net book value under Canadian GAAP      $ 132,171,443     $ 154,303,830
        -----------------------------------------------------------------------
        Adjustments to mineral properties
          and, deferred exploration and
          developmental expenditures
            Las Cristinas Concessions             (94,055,652)      (78,819,620)
            Santa Elena, San Miguel and
              Carobobo Concessions                         --        (4,182,075)
            Bolivar Properties                     (4,072,671)       (4,909,518)
            Albino 1 Concessions                   (6,114,000)       (6,114,000)
            El Callao Properties                           --        (6,455,837)
        -----------------------------------------------------------------------
        Total adjustment                         (104,242,323)     (100,481,050)
        -----------------------------------------------------------------------
        Net book value under U.S. GAAP          $  27,929,120     $  53,822,780
        =======================================================================

    (C) CONVERTIBLE NOTES

        Under Canadian GAAP, upon issuance of the convertible notes, the net proceeds received are allocated between the liability and equity components of the notes. The liability portion of the convertible notes is calculated by determining the carrying amount of the convertible notes by discounting the stream of future payments of principal at the prevailing market rate for a similar liability that does not have an associated equity component.

        Under U.S. GAAP, on issuance, the convertible notes would be recorded as a liability and then reclassified as equity only upon conversion. Further, under U.S. GAAP, the beneficial conversion feature represented by the excess of the fair value of the shares issuable on conversion of the notes, measured on the commitment date, over the amount of the proceeds to be allocated to the common shares upon conversion, would be allocated to additional paid in capital. This results in a discount on the note that is accreted as additional interest expense over the term of the note and any unamortized balance is expensed immediately upon conversion of the note. Accordingly, for U.S. GAAP purposes, for the year ended December 31, 2003, an additional interest expense (including accretion) of $2,730,441 (2002 - $2,346,126; 2001 - $1,057,605) has been recorded. The balance sheet adjustment represents the difference between the portion of the convertible debt allocated to equity under Canadian GAAP, net of accretion to date, and the portion allocated to the beneficial conversion feature under U.S. GAAP, also net of accretion to date.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001


17. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY
    ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

    (D) STOCK-BASED COMPENSATION

        In accordance with Canadian GAAP, the Company has not recorded any expense with respect to stock options granted to employees, but rather includes additional financial statement disclosures.

        Under U.S. GAAP, the Company measures its employee stock-based awards using the fair value method as prescribed under SFAS No. 123 "Accounting for Stock-Based Compensation" and SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure" an amendment to SFAS No. 123.

        Under U.S. GAAP, on the date of issuance, the Company determines the fair value of the employee stock options using the Black-Scholes option pricing model. In determining the fair value of these employee stock options, the following assumptions were used:

                                         2003           2002         2001
                                      ---------      ---------      ------

        Risk free interest rate            4.04%          4.22%       3.12%
        Expected life                 3.95 years     3.75 years     2 years
        Expected volatility                 108%            75%         83%
        Expected dividends                   --             --          --

        For the year ended December 31, 2003, an expense of $4,273,069 (2002 - $404,979; 2001 - $2,129,539) has been recorded with respect to the stock options granted in the year.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001


17. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY
    ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

    (E) COMPREHENSIVE INCOME

        SFAS No. 130 "Reporting Comprehensive Income" establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. SFAS 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in the financial statements. For the Company, the only components of comprehensive loss are the net loss for the period, and the unrealized gains and losses on the available-for-sale securities. This information is presented below.

        ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

        For U.S. GAAP, the accumulated other comprehensive income would be calculated as follows:


                                                         2003              2002             2001
                                                     -----------       -----------      -----------
        ACCUMULATED OTHER COMPREHENSIVE
          INCOME (LOSS)
        Accumulated other comprehensive
          income (loss), beginning of year           $   176,000       $        --      $(1,339,338)
        Change in market value of
          available-for-sale securities                       --           176,000               --
        Reclassification adjustment for amounts
          included in net income                        (176,000)               --        1,339,338
        -------------------------------------------------------------------------------------------
        Accumulated other comprehensive
          income, end of year                        $        --       $   176,000      $        --
        ===========================================================================================

        COMPREHENSIVE LOSS

        For U.S. GAAP, the comprehensive loss would be calculated as follows:


                                                       2003              2002             2001
                                                   -------------     -------------    -------------
        COMPREHENSIVE LOSS
          Net loss for the year                    $ (94,677,800)    $ (99,926,729)   $ (59,011,287)
        Change in market value of
          available-for-sale securities                 (176,000)          176,000        1,339,338
        -------------------------------------------------------------------------------------------
        Comprehensive loss for the year            $ (94,853,800)    $ (99,750,729)   $ (57,671,949)
        ===========================================================================================

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001


17. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY
    ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

    (F) RECENT ACCOUNTING PRONOUNCEMENTS

        In 2003, the CICA issued Handbook Section 3110 - "Asset Retirement Obligations" ("CICA 3110"), which is consistent with SFAS 143, "Accounting for Asset Retirement Obligations." The standard provides for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated asset retirement costs. It addresses obligations required to be settled as a result of an existing law, regulation or contract related to asset retirements. The new standard is applicable for fiscal years beginning January 1, 2004. Upon adoption, CICA 3110 will require retroactive restatement of all comparative periods.

        In November 2002, the FASB issued Interpretation Bulletin No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"), which requires elaborating on the disclosures that must be made by a guarantor in financial statements about its obligations under certain guarantees. It also requires that a guarantor recognize, at the inception of certain types of guarantees, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of FIN 45 are effective for financial statements issued after December 15, 2002, and have been considered in the presentation of the accompanying combined financial statements. The recognition requirements of FIN 45 are applicable for guarantees issued or modified after December 31, 2002. As the Company had no guarantees issued or modified after December 31, 2002, there is no impact as a result of this new pronouncement.

        In January 2003, the FASB issued Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities", an Interpretation of ARB No. 51. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity investors if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties On December 24, 2003, the FASB issued a revision to FIN 46 ("FIN 46R") to clarify certain provisions of FIN 46 exempting certain entities from its requirements. FIN 46R will be effective for the Company's 2004 consolidated financial statements. Adoption of this standard is not expected to have a material effect on the Company's results of operations, financial position or disclosures.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001


17. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY
    ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

    (F) RECENT ACCOUNTING PRONOUNCEMENTS (CONTINUED)

        In April 2003, the FASB issued SFAS No. 149, "Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities" ("SFAS 149"). The Statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS 133. In particular, it (1) clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative as discussed in SFAS 133, (2) clarifies when a derivative contains a financing component, (3) amends the definition of an underlying to conform it to the language used in FIN 45. SFAS 149 was adopted by the Company on July 1, 2003, and did not have any effect on the Company's results of operations, financial position or disclosure.

        In 2002, the CICA Handbook Sections 3063 - "Impairment of Long Lived Assets" and 3475 - "Disposal of Long Lived Assets and Discontinued Operations" were amended to harmonize with SFAS 144. The standards will require an impairment loss to be recognized when the carrying amount of an asset held for use exceeds the sum of the undiscounted cash flows. The impairment loss would be measured as the amount by which the carrying amount exceeds the fair value of the asset. An asset held for sale is to be measured at the lower of carrying cost or fair value less cost to sell. In addition, this guidance broadens the concept of a discontinued operation and eliminates the ability to accrue operating losses expected between the measurement date and the disposal date.
        Section 3063 is effective for fiscal years beginning on or after April 1, 2003 and Section 3475 applies to disposal activities initiated by an enterprise's commitment to a plan on or after May 1, 2003.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001


17. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY
    ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

    (F) RECENT ACCOUNTING PRONOUNCEMENTS (CONTINUED)

        In 2002, the Accounting Standards Board of the CICA issued Accounting Guideline No. 13 - "Hedging Relationships" that increases the documentation, designation and effectiveness criteria to achieve hedge accounting. The guidelines require the discontinuance of hedge accounting for hedging relationships established that do not meet the conditions at the date it is first applied. It does not change the method of accounting for derivatives in hedging relationships, but requires fair value accounting for derivatives that do not qualify for hedge accounting. The new guideline is applicable for fiscal years commencing on or after July 1, 2003.

        In 2003, the Accounting Standards Board of the CICA issued Accounting Guideline No. 14 - "Disclosure of Guarantees". The guideline requires the disclosure of guarantees including indemnification pursuant to contractual arrangement. This guideline is consistent with FIN 45 described above.

        In July 2003, the CICA issued Handbook Section 1100 "Generally Accepted Accounting Principles" ("CICA 1100") and Handbook Section 1400 "General Standards of Financial Statement Presentation" ("CICA 1400"). CICA 1100 describes what constitutes Canadian GAAP and its sources. CICA 1400 clarifies what constitutes fair presentation in accordance with generally accepted accounting principles. Both sections are effective for fiscal years beginning on or after October 1, 2003. The Company is currently evaluating the potential impact these standards may have on its results of operations, financial position and note disclosures.

        The Emerging Issues Task Force ("EITF") of FASB, has as part of its agenda, a review of a broad range of accounting policies related to the mining industry. The outcome of this review may result in changes to U.S. GAAP as applied to these consolidated financial statements. In addition, as a result of an ongoing harmonization process with U.S. GAAP, the outcome may also result in changes to Canadian GAAP.

                           SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           Crystallex International Corporation
                                           ------------------------------------
                                           (Registrant)

Date   April 23, 2004                      By:  /s/ Daniel R. Ross
-----------------------                         ------------------------------
                                                Daniel R. Ross, Executive
                                                Vice President and Corporate
                                                Counsel



                                       16